UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]   Preliminary Proxy Statement   [ ]   Soliciting Material Under Rule 14a-12

[ ]   Confidential, For Use of the
        Commission Only (as permitted
        by Rule 14a-6(e)(2))

[X]   Definitive Proxy Statement

[ ]   Definitive Additional Materials

The Hartford Financial Services Group, Inc.



(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    1   Title of each class of securities to which transaction applies:

    2   Aggregate number of securities to which transaction applies:

    3   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    4   Proposed maximum aggregate value of transaction:

    5   Total fee paid:

[ ]   Fee paid previously with preliminary materials:

[ ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    1   Amount previously paid:

    2   Form, Schedule or Registration Statement No.:

    3   Filing Party:

    4   Date Filed:

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS



Date and Time

Wednesday, May 17, 2017

12:30 p.m. EDT

Location

One Hartford Plaza
Hartford, CT 06155

On behalf of the Board of Directors, I am pleased to invite you to attend the Annual Meeting of Shareholders of The Hartford Financial Services Group, Inc. to be held in the Wallace Stevens Theater at our Home Office at 12:30 p.m. EDT.

Voting Items

Shareholders will vote on the following items of business:

1. Elect a Board of Directors for the coming year;

2. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017;

3. Consider and approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement; and

4. Act upon any other business that may properly come before the Annual Meeting or any adjournment thereof.

Record Date

You may vote if you were a shareholder of record at the close of business on March 20, 2017. The Hartford's proxy materials are available via the internet, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts.

We hope that you will participate in the Annual Meeting, either by attending and voting in person or by voting through other means. For instructions on voting, please refer to page 59 under "How do I vote my shares?"

We urge you to review the proxy statement carefully and exercise your right to vote.

Dated: April 6, 2017

By order of the Board of Directors,

Donald C. Hunt

Vice President and Corporate Secretary

VOTING



By internet
www.proxyvote.com



By toll-free telephone
1-800-690-6903



By mail
Follow instructions on
your proxy card



In person
At the Annual Meeting

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE MEETING IN PERSON:

Please remember your ticket and government issued ID! Shareholders can obtain an admission ticket and directions to the meeting by contacting our Investor Relations Department at:

Email: InvestorRelations@TheHartford.com

Telephone: (860) 547-2537

Mail: The Hartford
Attn: Investor Relations
One Hartford Plaza (TA1-1)
Hartford, CT 06155

If you hold your shares of The Hartford through a brokerage account (in "street name"), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date.

You can also join our meeting webcast at http://ir.thehartford.com.

LETTER FROM OUR CHAIRMAN & CEO

Dear fellow shareholders:

I am proud of the successes we achieved in 2016 as we navigated through challenging market conditions. We delivered strong results in Commercial Lines and Group Benefits in the face of intensifying competition, through disciplined underwriting and by leveraging the fundamental strengths of our franchise. Our Mutual Funds business grew assets under management by over 6 percent, and we continued to efficiently manage the run-off of our legacy life and annuity operation.

Personal auto results, however, were disappointing due to higher auto liability loss costs, impacted by an increase in miles driven, distracted driving and higher mortality rates on the road. In response, we have taken a number of pricing, distribution and underwriting actions, and we are confident these actions will deliver improved profitability in 2017.

During the year, we took measures to address our legacy P&C exposures, which have generated substantial adverse development over the past several years. In addition, as good stewards of shareholder capital, we returned approximately $1.7 billion to shareholders through equity repurchases and common dividends, and continued to reduce debt outstanding.



We delivered these results, while investing in the capabilities that will help us realize our strategic goals of becoming a broader, deeper risk player and a more efficient, customer-focused company. We entered the excess and surplus space, expanded our multi-national capabilities, launched a dedicated energy practice and expanded our suite of voluntary benefits products. As a result, we are now able to offer a total risk management solution to more of our customers. Investments in technology, data and digital capabilities have enabled us to better meet the needs and expectations of customers for speed and ease, while improving our own productivity - and we have only just begun.

At The Hartford, we recognize that a company's reputation for doing business the right way is essential to sustained success. We are honored to have received several accolades that highlight the strength of our character and integrity - including being named one of the "World's Most Ethical Companies" by the Ethisphere® Institute for the ninth time, being included in the Dow Jones Sustainability Indecies for a fifth consecutive year, and in cities throughout the country, being rated by our employees as a Top Workplace.

> "I am proud of the successes we achieved in 2016 as we navigated through challenging market conditions. We delivered strong results in Commercial Lines and Group Benefits in the face of intensifying competition, through disciplined underwriting and by leveraging the fundamental strengths of our franchise."

Let me express how proud I am of what we accomplished in 2016, and offer my sincere thanks to our employees, agents, customers and investors, as well as my fellow directors, for their continued support and confidence. We have a clear strategy for the future that is focused on a core set of businesses with leading market positions. We have the benefit of a strong balance sheet, capital flexibility, a robust national distribution network, a trusted brand, and a highly engaged workforce. Our employee engagement scores consistently rank in the top quartile of global companies as measured by the IBM® Kenexa® Survey. All these factors put us in a strong position from which to grow and create shareholder value.

As we execute in 2017, we remain focused on increasing core earnings, return on equity, and book value per share by maintaining strong margins in Commercial Lines and Group Benefits and improving auto profitability. By staying true to our strategic objectives, operating efficiently, adapting quickly to the changing operating environment and maintaining our focus on meeting the needs of our customers, we are confident in our ability to create long-term value for our shareholders, customers and distribution partners.

Sincerely,

Christopher J. Swift

Christopher J. Swift
Chairman and Chief Executive Officer

LETTER FROM OUR PRESIDING DIRECTOR

Dear fellow shareholders:

The Hartford's Board believes that effective corporate governance and independent oversight of the company's strategic and operational initiatives help create and protect long-term shareholder value. We continually review our practices and policies, and make changes we believe will improve governance. I want to take this opportunity to highlight some of our work in 2016.

Responsiveness to Shareholders

The Board strives to understand the perspectives of the company's shareholders. In addition to routinely meeting with analysts and investors, the company has maintained an annual shareholder engagement program since 2011 focused on governance and compensation issues. In the fall, management reaches out to the company's largest shareholders and reports their feedback directly to the Nominating and Corporate Governance Committee and the Compensation and Management Development Committee at their December meetings. One of the most significant topics discussed with shareholders over the course of 2015 and 2016 was proxy access. Many of The Hartford's shareholders expressed their opinion that proxy access is a fundamental shareholder right and an important accountability mechanism. The Board considered this feedback, as well as best practices and trends among other large public companies, and, consistent with our long-standing commitment to strong corporate governance and responsiveness to shareholders, proactively adopted a proxy access By-law in July.



Board Effectiveness

The Board understands that it operates in a dynamic environment, and must remain vigilant to ensure it is discharging its duties effectively. To that end, we have improved the process by which we assess the Board's performance. As described in last year's proxy statement, commencing in 2016, I began leading individual one-on-one discussions with directors and a mid-year review of progress against goals. While, overall, there was agreement that the Board was functioning well, candid discussions did identify areas that we have leveraged to improve our effectiveness, including enhanced communication with management both during and between meetings, off-cycle communications on the status of initiatives and market developments, and even greater use of metrics, competitor analysis and benchmarking. As a result, the Board is more consistently discussing the company's strategic direction and priorities with management and receiving more frequent updates and greater visibility into management's execution of those plans. For my part, I am partnering more closely with the Chairman and CEO, and we are communicating more frequently than ever before.

> **"The Hartford's board believes that effective corporate governance and independent oversight of the company's strategic and operational initiatives help create and protect long-term shareholder value."**

Board Refreshment

The Board must also remain vigilant to ensure it has the right mix of skills and perspectives. We have had great success in recent years in on-boarding talented new directors with diverse perspectives, including the addition since 2010 of four female directors who bring valuable insights from distinguished careers in corporate finance, operations and technology, investment banking, and law. We like the mix of skills and perspectives we currently have; however, two of our directors will reach mandatory retirement age and be unable to stand for re-election in May 2018. In October, we launched a succession planning process to proactively anticipate retirements while aligning Board skills with the company's long-term strategy and major risks. We are taking stock of the skills and attributes the Board currently has, skills that are needed, and those skills that may be needed in the future. We look forward to sharing the outcome of our process.

As always, I am proud to work closely with the Chairman and CEO and my fellow independent directors as we strive to create greater shareholder value. On behalf of the entire Board, thank you for your continued support.

Sincerely,

Thomas A. Renyi
Presiding Director

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

ITEM 1

ELECTION OF DIRECTORS   ☑   **The Board recommends a vote FOR each director nominee**

Each director nominee has an established record of accomplishment in areas relevant to overseeing our businesses and possesses qualifications and characteristics that are essential to a well-functioning and deliberative governing body.

BOARD NOMINEES

Name	Age	Director since	Present or Most Recent Experience	Independent Yes	Independent No	Current Committee Memberships[1]	Other Current Public Company Boards
Robert B. Allardice III	70	2008	Former regional CEO, Deutsche Bank Americas	✓		• Audit • FIRMCo*	• Ellington Residential Mortgage REIT • GasLog Partners
Trevor Fetter	57	2007	Chairman, President and CEO, Tenet Healthcare	✓		• Comp • FIRMCo	• Tenet Healthcare
Kathryn A. Mikells	51	2010	CFO, Diageo plc	✓		• Audit • FIRMCo	• Diageo plc
Michael G. Morris	70	2004	Former Chairman, President and CEO, American Electric Power Company	✓		• Audit • FIRMCo • NCG	• Alcoa • L Brands • Spectra Energy
Thomas A. Renyi[2]	71	2010	Former Executive Chairman, Bank of New York Mellon; former Chairman and CEO, Bank of New York Company	✓		• Comp • FIRMCo	• Public Service Enterprise Group • Royal Bank of Canada
Julie G. Richardson	53	2014	Former Partner, Providence Equity Partners	✓		• Audit* • FIRMCo	• Arconic Inc. • VEREIT, Inc. • Yext, Inc.[3]
Teresa W. Roseborough	58	2015	Executive Vice President, General Counsel and Corporate Secretary, The Home Depot	✓		• Comp • FIRMCo • NCG	
Virginia P. Ruesterholz	55	2013	Former Executive Vice President, Verizon Communications	✓		• Comp* • FIRMCo • NCG	• Frontier Communications
Charles B. Strauss	74	2001	Former President and CEO, Unilever U.S.	✓		• Audit • FIRMCo • NCG*	
Christopher J. Swift	56	2014	Chairman and CEO, The Hartford		✓	• FIRMCo	
H. Patrick Swygert	74	1996	President Emeritus and professor emeritus, Howard University	✓		• Comp • FIRMCo • NCG	• United Technologies Corporation

*   *Denotes committee chair*

(1)   *Full committee names are as follows:*

      Audit – Audit Committee

      Comp – Compensation and Management Development Committee

      FIRMCo – Finance, Investment and Risk Management Committee

      NCG – Nominating and Corporate Governance Committee

(2)   *Mr. Renyi serves as the presiding director. For more details on the presiding director's role, see page 11*

(3)   *On March 13, 2017, Yext, Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission relating to the proposed initial public offering of shares of its common stock*

BOARD AND GOVERNANCE HIGHLIGHTS

BOARD OVERVIEW



Independence

Not Independent: **1**

Independent: **10**

A majority of our directors are independent, including a committed and engaged presiding director.

Gender

Female: **4**

Male: **7**

Our Board represents intellectual diversity, as well as diversity of age and gender.

Tenure

0-5 years: **4**

5-10 years: **3**

>10 years: **4**

Tenure balance ensures an appropriate mix of experienced directors and fresh perspectives.

2016 BOARD ACTIONS

As a result of shareholder feedback received in 2016 and prior years, and an analysis of governance trends and best practices, the Board took several important actions in 2016 to enhance the company's corporate governance practices.

What we heard from Shareholders	Actions Taken
Proxy access is a fundamental shareholder right and an important accountability mechanism	➡ Proactively adopted a proxy access By-law, which provides that a shareholder, or group of up to 20 shareholders, may nominate a director and have the nominee included in the company's proxy statement. The shareholder, or group collectively, must have held at least 3% of the company's common stock for three years in order to make a nomination; and the shareholder, or group, may nominate as many as two directors, or a number of directors equal to 20% of the board, whichever is greater.
Directors must have sufficient time to devote to their Board responsibilities	➡ Amended the company's Corporate Governance Guidelines to reduce the total number of public company boards (including The Hartford) on which directors may serve from six to five for non-CEOs, and from three to two for sitting CEOs.

GOVERNANCE BEST PRACTICES

The Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices are highlighted below.

Independent Oversight	✓ Majority independent directors
	✓ All independent key committees (Audit, Compensation, Nominating)
	✓ Strong and engaged independent presiding director role
Engaged Board / Shareholder Rights	✓ Directors elected annually
	✓ Majority vote standard (with plurality carve-out for contested elections)
	✓ Proxy access right
	✓ Director resignation policy
	✓ Robust over-boarding policy
	✓ Rigorous Board and committee self-assessments conducted annually
	✓ Meaningful Board education and training on recent and emerging governance and industry trends
	✓ Robust stock-ownership guidelines
	✓ Annual shareholder engagement program to obtain valuable feedback on our compensation and governance programs
Good Governance	✓ Diverse Board membership in terms of experience, tenure, age and gender
	✓ Annual review of CEO succession plan by the independent directors with the CEO
	✓ Annual Board review of senior management long-term and emergency succession plans
	✓ Nominating Committee oversight of environmental, sustainability and corporate social responsibility activities
	✓ Annual Nominating Committee review of the company's political and lobbying policies and expenditures

ITEM 2

RATIFICATION OF INDEPENDENT REGISTERED ACCOUNTING FIRM

☑ **The Board recommends a vote FOR this item**

As a matter of good corporate governance, the Board is asking shareholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2017.

ITEM 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

☑ **The Board recommends a vote FOR this item**

The Board is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

PERFORMANCE HIGHLIGHTS

2016 FINANCIAL RESULTS

In 2016, The Hartford produced strong financial results in many of its businesses, particularly in light of challenging market conditions; however, actions taken to address our legacy property and casualty asbestos and environmental ("A&E") exposures and challenging loss trends in Personal Lines auto resulted in a 47% decrease in net income.

Earnings	Return on Equity	Book Value	Capital Management
Net income of $896 million, a 47% decrease from 2015	Net income ROE was 5.2%, down from 9.3% in 2015	Book value per diluted share increased 3% in 2016 to $44.35 as of Dec. 31, 2016	Returned $1.7 billion to shareholders in 2016 through share repurchases and common dividends
Core earnings* of $1,335 million, a 19% decrease from 2015	Core earnings ROE* of 7.6%, down from 9.2% in 2015	Total value creation, which measures the growth in book value per share plus dividends paid, was 5.3%	Announced 2017 capital management plan, including $1.3 billion of equity repurchases

2016 BUSINESS PERFORMANCE

For the year, we delivered strong results in Commercial Lines and Group Benefits, while Personal Lines performance remained under pressure from higher frequency and severity of automobile accidents. P&C net investment income was up slightly from 2015, and in Talcott Resolution, our legacy life insurance and annuity business, we continued to effectively serve our customers and efficiently manage the run-off of the book. Moreover, we continued to make progress on our strategy to broaden our risk appetite.

Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.

TOTAL SHAREHOLDER RETURNS

The following chart shows The Hartford's total shareholder returns ("TSR") relative to the S&P 500, S&P 500 Insurance Composite, and S&P P&C indices. On a one-year and three-year basis, the company's total shareholder returns were 11.8% and 38.9%, respectively.



TOTAL SHAREHOLDER RETURNS[1]

1-Year (2016): The Hartford (HIG) 11.8%, S&P 500 12.0%, S&P 500 Insurance Composite 17.6%, S&P 500 Property & Casualty 15.7%

3-Year (2014-2016): The Hartford (HIG) 38.9%, S&P 500 29.1%, S&P 500 Insurance Composite 30.3%, S&P 500 Property & Casualty 46.7%

■ The Hartford (HIG)   ■ S&P 500   ■ S&P 500 Insurance Composite   ■ S&P 500 Property & Casualty

[1] Includes reinvestment of dividends. Data provided by S&P Capital IQ.

COMPENSATION HIGHLIGHTS

2016 COMPENSATION DECISIONS

Decision	Rationale
The Compensation Committee approved an annual incentive plan ("AIP") funding level of 70% of target. (page 39)	Performance against pre-established financial targets resulted in a formulaic AIP funding level of 70% of target. The Compensation Committee undertook a qualitative review of performance and concluded that the formulaic AIP funding level appropriately reflected 2016 performance. Accordingly, no adjustments were made.
The Compensation Committee certified a 2014-2016 performance share award payout at 52% of target. (page 41)	The company's TSR during the performance period was at the 52nd percentile relative to nine peer companies, resulting in a payout of 104% of target for the TSR component. Because the company's Compensation Core ROE during the performance period was below threshold, there was no payout for that component.
The Compensation Committee certified an October 2013 performance share award payout of 0%. (page 41)	The company's Compensation Core ROE during the performance period was below the threshold required to receive any payout.

2016 NEO COMPENSATION SUMMARY

The table below reflects the 2016 compensation package (base salary, AIP award and long-term incentive ("LTI") award) for each NEO. Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 44, we believe it provides a simple and concise picture of 2016 compensation decisions.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	R. Rupp
Base Salary Rate	$ 1,100,000	$ 700,000	$ 925,000	$ 525,000	$ 600,000
2016 AIP Award	$ 1,925,000	$ 770,000	$ 1,295,000	$ 1,100,000	$ 1,000,000
2016 LTI Award	$ 7,150,000	$ 1,750,000	$ 4,625,000	$ 1,350,000	$ 1,400,000
Total 2016 Compensation Package	$ 10,175,000	$ 3,220,000	$ 6,845,000	$ 2,975,000	$ 3,000,000

COMPENSATION BEST PRACTICES

The Compensation Committee regularly reviews best practices in executive compensation. Our current best practices and policies include the following:

What We Do

- ✓ Approximately 90% of current CEO target annual compensation and 84% of other NEO target annual compensation are variable based on performance, including stock price performance
- ✓ Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits
- ✓ Cash severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus, and are only paid upon a valid termination following a change of control ("double trigger")
- ✓ Double trigger requirement for vesting of equity awards upon change of control (so long as the awards are assumed or replaced with substantially equivalent awards)
- ✓ Independent Board compensation consultant does not provide services to the company
- ✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ All employees and directors are prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities
- ✓ Senior Executives are prohibited from pledging company securities
- ✓ Executive perquisites are limited
- ✓ Stock ownership guidelines for directors and Senior Executives; compliance with guidelines is reviewed annually
- ✓ Compensation peer groups are evaluated periodically to align with investor expectations and changes in market practice or our business mix
- ✓ Competitive burn rate and dilution for equity program

What We Don't Do

- ✘ No excise tax gross-up upon a change of control or income tax gross-up for perquisites
- ✘ No individual employment agreements
- ✘ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✘ No re-pricing (reduction in exercise price) of stock options
- ✘ No underwater cash buy-outs
- ✘ No reload provisions in any stock option grant
- ✘ No payment of dividends on unvested performance shares

BOARD AND GOVERNANCE MATTERS

GOVERNANCE PRACTICES AND FRAMEWORK

At The Hartford, we aspire to be an exceptional company celebrated for financial performance, character, and customer value. We believe that good governance practices and responsible corporate behavior are central to this vision and contribute to our long-term performance. Accordingly, the Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices include:

Independent Oversight	✓ Majority independent directors
	✓ All independent key committees (Audit, Compensation, Nominating)
	✓ Strong and engaged independent presiding director role
Engaged Board / Shareholder Rights	✓ Directors elected annually
	✓ Majority vote standard (with plurality carve-out for contested elections)
	✓ Proxy access right
	✓ Director resignation policy
	✓ Robust over-boarding policy
	✓ Rigorous Board and committee self-assessments conducted annually
	✓ Meaningful Board education and training on recent and emerging governance and industry trends
	✓ Robust stock-ownership guidelines
	✓ Annual shareholder engagement program to obtain valuable feedback on our compensation and governance programs
Good Governance	✓ Diverse Board membership in terms of experience, tenure, age and gender
	✓ Annual review of CEO succession plan by the independent directors with the CEO
	✓ Annual Board review of senior management long-term and emergency succession plans
	✓ Nominating Committee oversight of environmental, sustainability and corporate social responsibility activities
	✓ Annual Nominating Committee review of the company's political and lobbying policies and expenditures

The fundamental responsibility of our directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of The Hartford and its shareholders. The Board fulfills this responsibility within the general governance framework provided by the following documents:

- Articles of Incorporation
- By-laws
- Corporate Governance Guidelines (compliant with the listing standards of the NYSE and including guidelines for determining director independence and qualifications)
- Charters of the Board's committees
- Code of Ethics and Business Conduct
- Code of Ethics and Business Conduct for Members of the Board of Directors
- Code of Ethics and Political Compliance

Copies of these documents are available on our investor relations website at http://ir.thehartford.com or upon request sent to our Corporate Secretary (see page 61 for details).

DIRECTOR INDEPENDENCE

The Board annually reviews director independence under standards stated in our Corporate Governance Guidelines, the listing standards of the NYSE, and other applicable legal and regulatory rules. In addition, per our Corporate Governance Guidelines, in order to identify potential conflicts of interest and to monitor and preserve the independence of those directors who meet the criteria for independence required under applicable law and by the NYSE, any director who wishes to become a director of another for-profit entity must obtain the pre-approval of the Nominating and Corporate Governance Committee.

The Board has affirmatively determined that all nominees for director other than Mr. Swift are independent.

BOARD LEADERSHIP STRUCTURE

The roles of CEO and Chairman of the Board ("Chairman") are held by Christopher Swift. Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. In late 2014, prior to Mr. Swift assuming the role of Chairman, the Board deliberated extensively on the company's board leadership structure, seeking feedback from shareholders and considering extensive corporate governance analysis. The Board concluded then, and continues to believe, that the company's historical approach of combining the roles of CEO and Chairman while maintaining strong independent Board leadership is the optimal leadership structure from which to carry out its oversight of the company's strategy, business operations and risk management. The CEO, as the principal leader of business operations, is uniquely positioned to identify and communicate key strategic and operational issues and the interests of the company's stakeholders to the Board. In addition, Mr. Swift's experience and qualifications enable him to fulfill the responsibilities of both roles and effectively lead the company with a unified vision.

The Board believes that other elements of the company's corporate governance structure ensure that independent directors can perform their role as independent fiduciaries in the Board's oversight of management and the company's business, and minimize any potential conflicts that may result from combining the roles of CEO and Chairman. As noted above, all directors other than Mr. Swift are independent. Whenever the chairman of the Board is not independent, our Corporate Governance Guidelines require the independent directors to elect from among them a presiding director. At each regularly scheduled in-person meeting of the Board, the presiding director leads a meeting in executive session of the independent directors. In 2016, the independent directors met five times in executive session. The presiding director has the following responsibilities:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- serving as a liaison between the Chairman and CEO and the non-management directors;
- approving information sent to the Board;
- approving meeting agendas for the Board;
- approving meeting schedules to help ensure there is sufficient time for discussion of agenda items;
- calling and presiding over meetings of the independent directors; and
- if requested by shareholders, being available, when appropriate, for consultation and direct communication.

As part of its evaluation process, the Board has committed to undertaking an annual review of its board leadership structure to ensure it serves the best interests of shareholders and positions the company for future success.

BOARD TENURE AND REFRESHMENT

The Nominating Committee strives for a Board that includes a mix of varying perspectives and breadth of experience. Newer directors bring fresh ideas and perspectives, while longer tenured directors bring extensive knowledge of our complex operations. As part of its annual self-assessment process, the Board evaluates its overall composition, including director tenure. In addition, as noted above, the Board considers the independence of its members under applicable laws, regulations and the NYSE listing standards on an annual basis and does not believe the independence of any director nominee is compromised due to Board tenure. The Board has a formal director retirement policy at age 75, which contributes to Board renewal.

Among the current director nominees, four have fewer than five years of service, three nominees have between five and ten years of tenure, and the remaining four have over 10 years of service. The average tenure of the Board nominees is 8.4 years.

As part of our continuing efforts to bring diverse perspectives to the Board, since 2010 we have added four female directors. In 2016, two went on to become chairs of our Audit Committee and Compensation and Management Development Committee, significantly increasing female leadership on the Board.



Director Tenure and Gender Diversity

0-5 years: **4**
5-10 years: **3**
>10 years: **4**

Female: **4**
Male: **7**

According to the "2016 SpencerStuart Board Index":

- Women constituted 21% of all S&P 500 directors, compared to 36% at The Hartford
- Women chaired 15% of audit committees and 11% of compensation committees at S&P 500 companies; at The Hartford, women chair both committees

TALENT DEVELOPMENT AND SUCCESSION PLANNING

Talent development and succession planning have been, and will continue to be, important parts of the Board's governance responsibilities. The CEO and independent directors conduct a review, at least annually, of succession and continuity plans for the CEO. Succession planning includes the identification and development of potential successors, policies and principles for CEO selection, and plans regarding succession in the case of an emergency or the retirement of the CEO. In addition, each year, the Compensation and Management Development Committee reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO. The Compensation and Management Development Committee's charter requires that it discuss the results of these reviews with the independent directors and/or the CEO. However, given the importance of the topic and the engagement of the full Board on the issue, all directors are invited to these sessions. The full Board routinely meets with employees who have been identified as potential future leaders of the company.

In recent years, the Board's robust talent development and succession planning efforts have resulted in the seamless and well-managed transition of internal candidates into the company's most senior roles.

COMMITTEES OF THE BOARD

The Board has four standing committees: the Audit Committee; the Compensation and Management Development Committee; the Finance, Investment and Risk Management Committee; and the Nominating and Corporate Governance Committee. The Board has determined that all of the members of the Audit Committee, the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee are "independent" directors within the meaning of the SEC's regulations, the listing standards of the NYSE and our Corporate Governance Guidelines. Each committee conducts a self-evaluation of its performance on an annual basis.

In May 2016, we rotated the chairs for all of our committees, bringing independent, fresh perspectives to each committee's oversight responsibilities, including the elevation of two female directors to leadership positions, with Julie Richardson serving as Audit Committee Chair and Virginia Ruesterholz as Compensation and Management Development Committee Chair.

The current members of the Board, the committees on which they serve and the primary functions of each committee are identified below:

AUDIT COMMITTEE*

Members

R. Allardice

K. Mikells

M. Morris

J. Richardson (Chair)

C. Strauss

Meetings in 2016: 9

* All members are "financially literate" within the meaning of the listing standards of the NYSE and "audit committee financial experts" within the meaning of the SEC's regulations.

"In 2016, the Audit Committee continued its focus on monitoring the control environment over significant financial reporting, operational and compliance risks with a particular emphasis on IT risk management and the process for estimating loss reserves."

Julie G. Richardson, Committee Chair since 2016

Roles and Responsibilities

- Monitors the integrity of our financial statements
- Oversees our accounting, financial reporting and disclosure processes and the adequacy of management's systems of internal control over financial reporting
- Monitors the independent registered public accounting firm's qualifications and independence
- Monitors the performance of our internal audit function and independent registered public accounting firm
- Monitors our compliance with legal and regulatory requirements and our Code of Ethics and Business Conduct
- Discusses with management policies with respect to risk assessment and risk management

---

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Members

T. Fetter

T. Renyi

T. Roseborough

V. Ruesterholz (Chair)

H. Swygert

Meetings in 2016: 7

"While the Compensation Committee is always focused on paying for performance, in 2016 the rotation of committee leadership and a new compensation consultant allowed us to take a fresh look at incentive plan design and key metrics."

Virginia Ruesterholz, Committee Chair since 2016

Roles and Responsibilities

- Oversees executive compensation and assists us in defining an executive total compensation policy
- Works with management to develop a clear relationship between pay levels, performance and returns to shareholders and to align our compensation structure with our objectives
- Has the ability to delegate, and has delegated to the Executive Vice President, Human Resources, or her designee, responsibility for the day-to-day operations of our compensation plans and programs
- Has sole authority to retain, compensate and terminate any consulting firm used to evaluate and advise on executive compensation matters
- Considers independence standards required by the NYSE or applicable law in regards to compensation consultants, accountants, legal counsel or other advisors, prior to their retention
- In consultation with a senior risk officer, meets annually to discuss and evaluate whether incentive compensation arrangements create material risks to the company
- Retains responsibility for compensation actions and decisions with respect to certain senior executives, as described in the *Compensation Discussion and Analysis* beginning on page 30

FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE

Members

R. Allardice (Chair)

T. Fetter

K. Mikells

M. Morris

T. Renyi

J. Richardson

T. Roseborough

V. Ruesterholz

C. Strauss

C. Swift

H. Swygert

Meetings in 2016: 5

"In 2016, FIRMCo continued its focus on cyber risks and the potential impact both on The Hartford and its clients, as well as enhanced stress testing of financial, insurance and operational risks. In addition, we focused on emerging macro events that could affect our investment portfolio, including global market volatility and uncertainty around Brexit, China, commodities, and U.S. monetary policy."

Robert B. Allardice III, Committee Chair since 2016

Roles and Responsibilities

- Reviews and recommends changes to enterprise policies governing management activities relating to major risk exposures such as market risk, liquidity and capital requirements, insurance risks and cybersecurity
- Reviews our overall risk appetite framework, which includes an enterprise risk appetite statement, risk preferences, risk tolerances, and an associated limit structure for each of our major risks
- Reviews and recommends changes to our financial, investment and risk management guidelines
- Provides a forum for discussion among management and the entire Board of key financial, investment, and risk management matters

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members

M. Morris

T. Roseborough

V. Ruesterholz

C. Strauss (Chair)

H. Swygert

Meetings in 2016: 4

"After an extensive review of shareholder feedback, best practices and trends among other large public companies, the Nominating Committee recommended that the Board proactively adopt a proxy access By-law, consistent with our long-standing commitment to strong corporate governance and responsiveness to shareholders."

Charles B. Strauss, Committee Chair since 2016

Roles and Responsibilities

- Advises and makes recommendations to the Board on corporate governance matters
- Considers potential nominees to the Board
- Makes recommendations on the organization, size and composition of the Board and its committees
- Considers the qualifications, compensation and retirement of directors
- Reviews our policies and reports on political contributions
- Reviews policies and programs that relate to our social responsibility, sustainability and environmental stewardship

THE BOARD'S ROLE AND RESPONSIBILITIES

BOARD RISK OVERSIGHT

The Board as a whole has ultimate responsibility for risk oversight. The company has a formal enterprise risk appetite framework that is reviewed by the Board at least annually. The risk appetite framework includes an enterprise risk appetite statement and risk preferences, tolerances, and limits.

The Board exercises its oversight function through its standing committees, each of which has primary risk oversight responsibility for all matters within the scope of its charter. Annually, each committee reviews and reassesses the adequacy of its charter and the Nominating Committee reviews all charters and recommends any changes to the Board for approval. The table below provides examples of each committee's risk oversight responsibilities.


Board of Directors
Audit Committee
✓ Financial Reporting
✓ Legal and Regulatory Compliance
✓ Business Resiliency
Compensation and Management Development Committee
✓ Compensation Programs
✓ Talent Acquisition, Retention and Development
✓ Succession Planning
Finance, Investment and Risk Management Committee
✓ Market Risk
✓ Liquidity and Capital Requirements
✓ Insurance Risk
✓ Cybersecurity
Nominating and Corporate Governance Committee
✓ Governance Policies and Procedures
✓ Board Organization and Membership
✓ Enviromental, Sustainability and Social Responsibility Policies

The Finance, Investment and Risk Management Committee ("FIRMCo"), which is comprised of all members of the Board, oversees the investment, financial, and risk management activities of the company and has oversight of all risks that do not fall within the oversight responsibility of any other standing committee. FIRMCo meets at each regular Board meeting and is briefed on the company's risk profile and risk management activities. In addition, the Audit Committee discusses with management policies with respect to risk assessment and risk management.

To assist the Board in discharging its oversight function, from time to time, the Board deems it advisable to form either a special committee or a working group to lead oversight of key strategic matters. Beginning in 2012, the Board established a Talcott Resolution Board Working Group to discuss risks and mitigation strategies related to the company's runoff life insurance and annuity businesses. This group, consisting of Robert Allardice, Julie Richardson, Virginia Ruesterholz and Charles Strauss, met eight times in 2016.

For a detailed discussion of management's day-to-day management of risks, including sources, impact and management of specific categories of risk, see Part II - Item 7. Management's Discussion and Analysis in the company's annual report of Form 10-K for the year ended December 31, 2016.

BUSINESS ETHICS AND CONDUCT

> " *Always act with integrity and honesty, and be accountable in everything you do.* "
>
> The Hartford's Code of Ethics and Business Conduct

Striving to do the right thing every day and in every situation is fundamental to our culture, and we are proud that we have been recognized nine times, including in 2017, by The Ethisphere® Institute as one of the "World's Most Ethical Companies." We have adopted a Code of Ethics and Business Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. We have also adopted a Code of Ethics and Business Conduct for Members of the Board of Directors (the "Board Code of Ethics") and a Code of Ethics and Political Compliance. These codes require that all of our employees and directors engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest, and provide mechanisms to report unethical conduct. Directors certify compliance with the Board Code of Ethics annually.

We provide our employees with a comprehensive educational program, including courses on our Code of Ethics and Business Conduct, potential conflicts of interest, privacy and information protection, marketplace conduct, and ethical decision-making. Hotlines and online portals have been established for employees, vendors, or others to raise ethical concerns and employees are encouraged to speak up whenever they have an ethics-oriented question or problem.

SHAREHOLDER ENGAGEMENT

In addition to routinely meeting with analysts and investors, the company has maintained an annual shareholder engagement program since 2011 focused on governance and compensation issues. In the fall of each year, management contacts the company's largest shareholders and reports their feedback directly to the Nominating and Corporate Governance Committee and the Compensation and Management Development Committee.

In the fall of 2016, management contacted shareholders representing approximately 50% of shares outstanding and had discussions with shareholders representing approximately 30% of shares outstanding. Many shareholders opted not to participate in calls, noting that they had no material concerns.

As a result of shareholder feedback received in 2016 and prior years, and an analysis of governance trends and best practices, the Board took several important actions in 2016 to enhance the company's corporate governance practices.

What we heard from Shareholders	Actions Taken
Proxy access is a fundamental shareholder right and an important accountability mechanism	➡ Proactively adopted a proxy access By-law, which provides that a shareholder, or group of up to 20 shareholders, may nominate a director and have the nominee included in the company's proxy statement. The shareholder, or group collectively, must have held at least 3% of the company's common stock for three years in order to make a nomination; and the shareholder, or group, may nominate as many as two directors, or a number of directors equal to 20% of the board, whichever is greater.
Directors must have sufficient time to devote to their Board responsibilities	➡ Amended the company's Corporate Governance Guidelines to reduce the total number of public company boards (including The Hartford) on which directors may serve from six to five for non-CEOs, and from three to two for sitting CEOs.

ANNUAL BOARD SELF-ASSESSMENT PROCESS

The Nominating Committee oversees Board evaluation, leveraging a multi-step process to ensure an ongoing, rigorous assessment of the Board's effectiveness. In response to shareholders' interest for a robust and candid self-evaluation process, commencing in 2016, the Board augmented its self-evaluation process with individual one-on-one discussions led by the presiding director and a mid-year review by the Board of progress against its established goals.

Component	Actions
Annual Corporate Governance Review / Shareholder Engagement Program (October to December)	The Nominating Committee performs an annual review of the company's corporate governance policies and practices in light of best practices, recent developments and trends. In addition, the Nominating Committee reviews feedback on governance issues provided by shareholders during the company's annual shareholder engagement program.
Board Self-Assessment Questionnaires (February)	The governance review and shareholder feedback informs the Nominating Committee's review and approval of written questionnaires that the Board and its standing committees use to help guide self-assessment. The Board's questionnaire covers a wide range of topics, including the Board's: - fulfillment of its responsibilities under the Corporate Governance Guidelines; - effectiveness in overseeing the company's business plan, strategy and risk management; - leadership structure and composition, including mix of experience, skills, diversity and tenure; - relationship with management; and - processes to support the Board's oversight function. The Board engages in a discussion guided by the self-assessment questionnaire and develops goals for the coming year.
One-on-One Discussions (February to May)	The presiding director meets individually with each independent director on Board effectiveness, dynamics and areas for improvement.
Board Evaluation and Development of Goals (July)	The presiding director leads a Board evaluation discussion in executive session guided by the Board's self-assessment questionnaire and the key themes identified through the one-on-one discussions. The Board identifies successes and areas for improvement from the prior Board year and establishes formal goals for the year ahead.
Interim Review of Goals (December)	The presiding director leads an interim review of progress made against the goals established during the Board evaluation discussion in May.

When the Presiding Director led the Board evaluation session in July, 2016, there was agreement that the Board was functioning well. However, the Board established three formal goals to improve efficiency for the 2016-2017 Board year:

1. Further enhance communication with management both during and between meetings, including more opportunities to communicate one-on-one with the CEO and off-cycle communications on the status of initiatives and market developments
2. Use metrics, competitor analysis and benchmarking to an even greater extent; and
3. Leverage executive sessions both at the beginning and end of Board meetings.

In addition to the full Board evaluation process, the standing committees of the Board undertake separate self-assessments based on written questionnaires, generally between February and July.

BOARD AND SHAREHOLDER MEETING ATTENDANCE

The Board met seven times during 2016 and each of the directors attended 75% or more of the aggregate number of meetings of the Board and the committees on which he or she served. We encourage our directors to attend the Annual Meeting of Shareholders, and all of our directors attended the Annual Meeting of Shareholders held on May 18, 2016.

POLITICAL ACTIVITIES

The Nominating Committee reviews the company's political and lobbying policies and reports of political contributions annually. As part of our Code of Ethics and Business Conduct, we do not make corporate contributions to political candidates or parties, and we require that no portion of our dues paid to trade associations be used for political contributions. We do allow the use of corporate resources for non-partisan political activity, including voter education and registration. We have two political action committees ("PACs"), The Hartford Advocates Fund and The Hartford Advocates Federal Fund. The PACs are solely funded by voluntary contributions from eligible employees in management level roles. The PACs support candidates for federal and state office who are interested in understanding insurance issues and engage in developing public policy to address them. Our website includes information on: (1) contributions made by The Hartford's PACs; (2) our policy on corporate contributions for political purposes; and (3) annual dues, assessments and contributions of $25,000 or more to trade associations and coalitions. To learn more, please access our 2016 Political Activities Report, at https://ir.thehartford.com/corporate-governance/political-engagement.

ENVIRONMENT AND SUSTAINABILITY

The Hartford is a leader in sustainability and we are committed to operating in a socially responsible manner. As an eco-friendly insurance company, we recognize the clear consensus within the scientific community that climate change is of real and increasing concern. As an insurer, investor, employer, property owner and responsible corporate citizen, we are committed to understanding, managing and mitigating the risks associated with global climate change. In the past few years, we have undertaken a number of initiatives that exemplify our commitment, including installing electric vehicle charging stations to support electric car use, switching to more fuel efficient fleet vehicles, reducing our paper consumption and planting a community garden on The Hartford's campus.

As a result of our efforts to operate in an environmentally and socially responsible manner, in 2016 the company received the following national recognitions:

 MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM	 CDP DRIVING SUSTAINABLE ECONOMIES	ET GLOBAL SECTOR CARBON LEADER 2016	Better Buildings CHALLENGE U.S. DEPARTMENT OF ENERGY
Included in the Dow Jones Sustainability Indices for the 5th year in a row	Participated in the CDP reporting process, publicly disclosing our progress toward environmental goals for 9th year in a row	Recognized in 2016 as a top three most carbon efficient company in the financial sector and named a Global Sector Leader by ET Index Research	Exceeded the federal government's Better Buildings Challenge energy savings goal, improving our energy performance by 21% in just two years, well ahead of the 2023 goal.

To learn more about The Hartford's corporate responsibility and sustainability efforts, please access our latest Sustainability Report, which presents our sustainability goals and provides data as well as examples of our efforts to achieve those goals, at https://www.thehartford.com/about-us/corporate-sustainability.

SELECTION OF NOMINEES FOR ELECTION TO THE BOARD

CRITERIA FOR NOMINATION TO THE BOARD OF DIRECTORS

The Nominating Committee is responsible for identifying and recommending to the Board candidates for Board membership. At the request of the Nominating Committee, we have retained an outside search firm to identify prospective Board nominees. The Nominating Committee also considers candidates suggested by its members, other Board members, management and shareholders.

The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors as it deems appropriate, including the current composition of the Board and each candidate's:

- experience and its relevance to our business and objectives;
- financial and accounting expertise;
- ability to meet the required independence criteria and avoid conflicts of interest;
- personal and professional ethics, integrity and values; and
- availability to attend Board meetings and to devote appropriate time to preparation for such meetings.

In addition, the Nominating Committee considers the candidate's potential contribution to the diversity of the Board. The Board believes that a diverse membership with varying perspectives and breadth of experience is an important attribute of a well-functioning board and will contribute positively to robust discussion at meetings. The Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to race, gender, ethnicity and the range of perspectives that the directors bring to their Board work. As part of its consideration of prospective nominees, the Board and the Nominating Committee monitor whether the directors as a group meet The Hartford's criteria for the composition of the Board, including diversity considerations.

Board Nomination Process



Candidates recommended to Nominating Committee → Nominating Committee considers candidates' qualifications → Nominating Committee recommends candidates to Board → Board determines nominees for election

SHAREHOLDER PROPOSED NOMINEES

The Nominating Committee will consider director candidates recommended by shareholders using the same criteria described above. Shareholders may also directly nominate someone at an annual meeting. Nominations for director candidates are closed for 2017. To nominate a candidate at our 2018 Annual Meeting, notice must be received by our Corporate Secretary at the address below by February 16, 2018 and must include the information specified in our By-laws, including, but not limited to, the name of the candidate, together with a brief biography, an indication of the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of our Common Stock.

Pursuant to our proxy access By-law, a shareholder, or group of up to 20 shareholders, may nominate a director and have the nominee included in our proxy statement. The shareholder, or group collectively, must have held at least 3% of our Common Stock for three years in order to make a nomination, and may nominate as many as two directors, or a number of directors equal to 20% of the board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our By-laws. Notice of proxy access director nominees for inclusion in our 2018 proxy statement must be received by our Corporate Secretary at the address below no earlier than November 7, 2017 and no later than December 7, 2017.

In each case, submissions must be delivered or mailed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. Members of the Board who are employees of The Hartford or its subsidiaries are not compensated for service on the Board or any of its committees.

For the 2016-2017 Board service year, non-management directors received an annual cash retainer of $100,000 and a $160,000 annual equity grant of restricted stock units ("RSUs").

ANNUAL CASH FEES

Cash compensation for the 2016-2017 Board service year beginning on May 18, 2016, the date of the 2016 Annual Meeting of Shareholders, and ending on May 17, 2017, the date of the 2017 Annual Meeting, is set forth below:

Annual Cash Compensation[1]	Director Compensation Program
Annual Retainer	$100,000
Chair Retainer	$25,000 – Audit Committee $25,000 – Finance, Investment and Risk Management Committee $25,000 – Compensation and Management Development Committee $10,000 – Nominating Committee
Presiding Director Retainer	$25,000
Talcott Resolution Board Working Group Stipend[2]	$10,000

(1) Directors may elect to defer all or part of the annual Board cash retainer and any Committee Chair or presiding director cash retainer into RSUs, to be distributed as common stock following the end of the director's Board service.
(2) An annual amount paid to a group of directors dedicated to discussing with management ongoing activities to effectively manage the run-off of our variable annuity business. See page 15 for more details.

ANNUAL EQUITY GRANT

In 2016, directors received an annual equity grant of $160,000, payable solely in RSUs pursuant to The Hartford 2014 Incentive Stock Plan. Outstanding RSUs are credited with dividend equivalents equal to dividends paid to holders of our common stock.

The RSUs vest and will be distributed as common stock at the end of the Board service year, unless the director has elected to defer distribution until the end of Board service. Directors may not sell, exchange, transfer, pledge, or otherwise dispose of the RSUs awarded. Resignation from the Board will result in a forfeiture of all unvested RSUs at the time of such resignation unless otherwise determined by the Compensation and Management Development Committee. However, RSUs will automatically vest upon the occurrence of any of the following events: (a) retirement from service on the Board in accordance with our Corporate Governance Guidelines, (b) death of the director, (c) total disability of the director, as defined in the 2014 Incentive Stock Plan, (d) resignation by the director under special circumstances where the Compensation and Management Development Committee, in its sole discretion, consents to waive the remaining vesting period, or (e) a "change of control," as defined in the 2014 Incentive Stock Plan.

OTHER

We provide each director with $100,000 of group life insurance coverage and $750,000 of accidental death and dismemberment and permanent total disability coverage while he or she serves on the Board. We also reimburse directors for travel and related expenses they incur in connection with their Board and committee service.

STOCK OWNERSHIP GUIDELINES AND RESTRICTIONS ON TRADING

The Board has established stock ownership guidelines for each director to obtain, by the third anniversary of the director's appointment to the Board, an ownership position in our common stock equal to five times his or her total annual cash retainer (including cash retainers paid for committee chair or presiding director responsibilities). All directors with at least three years of Board service met the stock ownership guidelines as of December 31, 2016.

Our insider trading policy prohibits all hedging activities by directors, and permits directors to engage in transactions involving The Hartford's equity securities only through (1) a pre-established trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, or (2) during "trading windows" of limited duration following the filing with the SEC of our periodic reports on Forms 10-K and 10-Q and following a determination by the company that the director is not in possession of material non-public information. In addition, our insider trading policy grants us the ability to suspend trading of our equity securities by directors.

DIRECTOR SUMMARY COMPENSATION TABLE

We paid the following compensation to directors for the fiscal year ended December 31, 2016.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Robert Allardice[2]	135,000	160,000	2,826	297,826
Trevor Fetter	—	260,000	870	260,870
Kathryn A. Mikells	—	260,000	630	260,630
Michael G. Morris	100,000	160,000	2,826	262,826
Thomas Renyi	—	285,000	2,826	287,826
Julie G. Richardson[2]	10,000	285,000	630	295,630
Teresa W. Roseborough	100,000	160,000	870	260,870
Virginia P. Ruesterholz[2]	10,000	285,000	870	295,870
Charles B. Strauss[2]	120,000	160,000	2,826	282,826
H. Patrick Swygert	100,000	160,000	2,826	262,826

(1) The amounts shown in this column reflect the aggregate grant date fair value of RSU awards granted during the fiscal year ended December 31, 2016. For directors Fetter, Mikells, Renyi, Richardson and Ruesterholz, the amounts shown reflect both the 2016-2017 annual equity award and the grant date value of vested RSUs each director elected to receive in lieu of fees paid in cash.

(2) A $10,000 stipend for service in the Talcott Resolution Board Working Group was paid to directors Allardice, Richardson, Ruesterholz and Strauss.

DIRECTOR COMPENSATION TABLE—OUTSTANDING EQUITY

The following table shows the number and value of unvested equity awards outstanding as of December 31, 2016. The value of these unvested awards is calculated using a market value of $47.65, the NYSE closing price per share of our common stock on December 30, 2016. The numbers have been rounded to the nearest whole dollar or share.

Name	Stock Grant Date[1]	Stock Awards	
		Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert Allardice	8/1/2016	4,019	191,505
Trevor Fetter	8/1/2016	4,019	191,505
Kathryn A. Mikells	8/1/2016	4,019	191,505
Michael G. Morris	8/1/2016	4,019	191,505
Thomas Renyi	8/1/2016	4,019	191,505
Julie G. Richardson	8/1/2016	4,019	191,505
Teresa W. Roseborough	8/1/2016	4,019	191,505
Virginia P. Ruesterholz	8/1/2016	4,019	191,505
Charles B. Strauss	8/1/2016	4,019	191,505
H. Patrick Swygert	8/1/2016	4,019	191,505

(1) The RSUs were granted on August 1, 2016, the first day of the scheduled trading window following the filing of our Form 10-Q for the quarter ended June 30, 2016.

(2) The number of RSUs of each award was determined by dividing $160,000 by $40.01, the closing price of our common stock as reported on the NYSE on the date of the award. The RSUs will vest on May 17, 2017, and will be distributed at that time in shares of the company's common stock unless the director had previously elected to defer distribution of all or a portion of his or her annual RSU award until the end of Board service. Directors Fetter, Mikells, Morris, Renyi, Richardson, Ruesterholz and Swygert have made elections to defer distribution of 100% of their award.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a Policy for the Review, Approval or Ratification of Transactions with Related Persons. This policy requires our directors and Section 16 executive officers to promptly disclose any actual or potential material conflict of interest to the Chair of the Nominating Committee and the Chairman of the Board for evaluation and resolution. If the transaction involves a Section 16 executive officer or an immediate family member of a Section 16 executive officer, the matter must also be disclosed to our General Auditor or Director of Compliance for evaluation and resolution.

We did not have any transactions requiring review under this policy during 2016.

COMMUNICATING WITH THE BOARD

Shareholders and other interested parties may communicate with directors by contacting Donald C. Hunt, Vice President and Corporate Secretary of The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. The Corporate Secretary will relay appropriate questions or messages to the directors. Only items related to the duties and responsibilities of the Board will be forwarded.

Anyone interested in raising a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee may do so anonymously and confidentially by contacting EthicsPoint:

By internet	**By telephone**	**By mail**
		
Visit 24/7 www.ethicspoint.com	1-866-737-6812 (U.S. and Canada) 1-866-737-6850 (all other countries)	The Hartford c/o EthicsPoint P.O. Box 230369 Portland, Oregon 97281

DIRECTOR NOMINEES

Eleven individuals will be nominated for election as directors at the Annual Meeting. The terms of office for each elected director will run until the next annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her earlier death, retirement, resignation or removal from office.

In accordance with our Corporate Governance Guidelines, each director has submitted a contingent, irrevocable resignation that the Board may accept if the director fails to receive more votes "for" than "against" in an uncontested election. In that situation, the Nominating Committee (or another committee comprised of at least three non-management directors) would make a recommendation to the Board about whether to accept or reject the resignation. The Board, not including the subject director, will act on this recommendation within 90 days from the date of the Annual Meeting, and we will publicly disclose the Board's decision promptly thereafter.

If for any reason a nominee should become unable to serve as a director, either the shares of common stock represented by valid proxies will be voted for the election of another individual nominated by the Board, or the Board will reduce the number of directors in order to eliminate the vacancy.

The Nominating Committee believes that each director nominee has an established record of accomplishment in areas relevant to our business and objectives, and possesses the characteristics identified in our Corporate Governance Guidelines as essential to a well-functioning and deliberative governing body, including integrity, independence and commitment. Other experience, qualifications and skills the Nominating Committee looks for include the following:

Experience / Qualification	Relevance to The Hartford
Leadership	Experience in significant leadership positions provides us with new insights, and demonstrates key management disciplines that are relevant to the oversight of our business.
Financial Services Industry	Extensive experience in the financial services industry provides an understanding of the complex regulatory and financial environment in which we operate and is highly important to strategic planning and oversight of our business operations.
Corporate Governance	An understanding of organizations and governance supports management accountability, transparency and protection of shareholder interests.
Risk Management	Risk management experience is critical in overseeing the risks we face today and those emerging risks that could present in the future.
Finance and Accounting	Finance and accounting experience is important in understanding and reviewing our business operations, strategy and financial results.
Business Operations and Strategic Planning	An understanding of business operations and processes, and experience making strategic decisions, are critical to the oversight of our business, including the assessment of our operating plan and business strategy.
Regulatory	An understanding of laws and regulations is important because we operate in a highly regulated industry and we are directly affected by governmental actions.
Talent Management	We place great importance on attracting and retaining superior talent, and motivating employees to achieve desired enterprise and individual performance objectives.

The Nominating Committee believes that our current Board is a diverse group whose collective experiences and qualifications bring a variety of perspectives to the oversight of The Hartford. All of our directors hold, or have held, senior leadership positions in large, complex corporations, educational institutions and/or charitable and not-for-profit organizations. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities on our Board. Their roles in these organizations also permit them to offer senior management a diverse range of perspectives about the issues facing a complex financial services company like The Hartford. Key qualifications, skills and experience our directors bring to the Board that are important to the oversight of The Hartford are identified and described below.

ROBERT B. ALLARDICE, III



Age: 70

Director since: 2008

Independent

Committees: Audit; Finance, Investment and Risk Management (Chair)

Other Public Company Directorships:

Ellington Residential Mortgage REIT (2013-present); GasLog Partners LP (2014-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Allardice has served as a senior leader for multiple large, complex financial institutions, including as regional chief executive officer of Deutsche Bank Americas Holding Corporation, North and South America. He brings to the Board over 35 years of experience in the financial services industry, including at the senior executive officer level. His experience leading capital markets-based businesses is relevant to the oversight of our investment management company and corporate finance activities. In addition, Mr. Allardice has experience in a highly regulated industry, including interfacing with regulators and establishing governance frameworks relevant to the oversight of our business. He has extensive corporate governance experience from service as a director and audit committee member for several large companies, including seven years as Chairman of the Board's Audit Committee.



Morgan Stanley & Company
 - Founder of Merger Arbitrage Department
   Chief Operating Officer of its Equity Department,
   Founding member of Finance Committee

Smith Barney
 - Consultant
   Deutsche Bank Americas Holding Corporation
    - Regional Chief Executive Officer of North
      and South America, Advisory Director

Deutsche Bank
 - Consultant to Chairman
   of Supervisory Board

1974 1993 1994 1995 2002 2006

TREVOR FETTER



Age: 57

Director since: 2007

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships:

Tenet Healthcare Corporation (2003-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Fetter currently serves as chairman, president and chief executive officer of Tenet Healthcare Corporation. As a seasoned chief executive officer, Mr. Fetter has demonstrated his ability to lead the management, strategy and operations of a complex organization. He brings to the Board significant experience in corporate finance and financial reporting acquired through senior executive finance roles, including as a chief financial officer of a publicly-traded company. He has experience navigating complex regulatory frameworks as the president and chief executive officer of a highly-regulated, publicly-traded healthcare company. He also has extensive corporate governance expertise from service as director of large public companies, including four years as Chairman of the Board's Nominating and Corporate Governance Committee.



Tenet Healthcare Corporation
 - Chief Financial Officer

Broadlane, Inc.
 - Chairman and Chief Executive Officer

Tenet Healthcare Corporation
 - President   - Chief Executive Officer - Chairman

1996 2000 2002 2003 2015 Present

KATHRYN A. MIKELLS



Age: 51

Director since: 2010

Independent

Committees: Audit; Finance, Investment and Risk Management

Other Public Company Directorships:

Diageo plc (2015-present)

Skills and Qualifications Relevant to The Hartford:

Ms. Mikells has extensive experience in a variety of executive management positions, with a focus on leading the finance function of global organizations. She has significant experience in corporate finance and financial reporting acquired through senior executive roles in finance, including as a chief financial officer of multiple publicly-traded companies. Ms. Mikells brings to the Board strong management and transformational skills, demonstrated during ADT's successful transition into an independent company, as well as significant mergers and acquisitions experience acquired through the sale of Naclo to Ecolab and the merger of United Airlines with Continental Airlines. She has demonstrated risk management skills as a leader responsible for financial and corporate planning for domestic and international organizations. In addition, Ms. Mikells has strong talent development skills acquired through years leading global finance divisions.



MICHAEL G. MORRIS



Age: 70

Director since: 2004

Independent

Committees: Audit; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

Alcoa Corporation (2002-present); American Electric Power Company, Inc. (2004-2014); L Brands, Inc. (2012-present); Spectra Energy (2013-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Morris has over two decades of experience as chief executive officer and president of multiple publicly-traded companies in the highly regulated energy industry. He brings to the Board significant experience as a senior leader responsible for the strategic direction and management of complex business operations. In addition, he has experience overseeing financial matters in his roles as chairman, president and CEO of AEP, and as chairman, president and CEO of Northeast Utilities. He has proven skills interacting with governmental and regulatory agencies acquired through years of leading various multi-national organizations in the energy and gas industries, serving on the U.S. Department of Energy's Electricity Advisory Board, the National Governors Association Task Force on Electricity Infrastructure, the Institute of Nuclear Power Operations and as Chair of the Business Roundtable's Energy Task Force. In addition, he has corporate governance expertise from service as a director and member of the audit, compensation, finance, risk management and nominating/governance committees of various publicly-traded companies.



THOMAS A. RENYI



Age: 71

Director since: 2010

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships:

Public Service Enterprise Group (2003-present); Royal Bank of Canada (2013-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Renyi has over 40 years of experience in the financial services industry, both domestic and global, including serving as Chairman and Chief Executive Officer of The Bank of New York Company, Inc. and the Bank of New York for 10 years. As a senior leader of complex financial services companies, Mr. Renyi managed operations, set strategic direction, and led the successful integration initiatives related to two major mergers. Mr. Renyi serves as The Hartford's presiding director, providing strong independent Board leadership. In addition, Mr. Renyi brings to the Board strong financial expertise acquired through key leadership roles at financial services companies, including in areas such as credit policy, securities servicing, capital markets and domestic and international banking. He also has corporate governance expertise from service as chairman and director of large, public financial services companies.



The Bank of New York Company				The Bank of New York Mellon Corporation
Leadership roles in securities servicing, credit policy and capital markets	- President and member of the Board of Directors	- Chief Executive Officer	- Chairman of the Board	- Executive Chairman
1971	1992	1997	1998	2007 2008

JULIE G. RICHARDSON



Age: 53

Director since: 2014

Independent

Committees: Audit (Chair); Finance, Investment and Risk Management

Other Public Company Directorships:

Stream Global Services, Inc. (2009-2012); VEREIT, Inc. (2015-present); Yext, Inc. (2015-present)*; Arconic Inc. (2016-present)

Skills and Qualifications Relevant to The Hartford:

Ms. Richardson has over 25 years of financial services experience as a banker and investment professional at some of the world's largest financial services firms. Previously, she led management of Providence Equity Partners' New York Office as partner and headed JPMorgan's Global Telecommunications, Media and Technology group. In these roles, Ms. Richardson demonstrated skills leading and managing large, global teams. Ms. Richardson has significant experience in financial analysis and capital markets acquired as a senior leader at global financial services institutions. She also has extensive risk management skills acquired through a long and distinguished career leading both private and public financial investment organizations.



Merrill Lynch	JPMorgan Chase & Co	Providence Equity Partners LLC	
- Managing Director	- Managing Director and Head of Telecommunications, Media and Technology Investment Banking Group	- Managing Director and Head of New York Private Equity Team	- Senior Advisor
1987	1998	2003	2012 2014

* On March 13, 2017, Yext, Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission relating to the proposed initial public offering of shares of its common stock

TERESA WYNN ROSEBOROUGH



Age: 58

Director since: 2015

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

None

Skills and Qualifications Relevant to The Hartford:

Ms. Roseborough has over two decades of experience as a senior legal advisor in government, law firm and corporate settings. She has experience as a senior leader responsible for corporate compliance matters at large-cap publicly-traded companies and as an attorney focused on complex litigation matters, including before the U.S. Supreme Court. She brings to the Board extensive regulatory experience acquired as a government attorney providing legal counsel to the White House and all executive branch agencies, as well as corporate governance expertise from service as General Counsel and Corporate Secretary of a publicly-traded company. Ms. Roseborough also has in depth knowledge of the financial services industry gained through senior legal positions at MetLife, Inc., a major provider of insurance, annuities and employee benefits.

U.S. Department of Justice	Sutherland, Asbill & Brennan LLP	MetLife, Inc.	The Home Depot
-Deputy Assistant Attorney General, Office of Legal Counsel	- Partner	- Senior Chief Counsel-Compliance & Litigation And Deputy General Counsel	- Executive Vice President, General Counsel and Corporate Secretary
1994	1996	2006	2011 Present

VIRGINIA P. RUESTERHOLZ



Age: 55

Director since: 2013

Independent

Committees: Compensation and Management Development (Chair); Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

Frontier Communications Corporation (2013-present)

Skills and Qualifications Relevant to The Hartford:

Ms. Ruesterholz has held a variety of senior executive positions, including as Executive Vice President at Verizon Communications and President of the former Verizon Services Operations. As a senior leader of a Fortune 100 company, she has held principal oversight responsibility for key strategic initiatives, navigated the regulatory landscape of large-scale operations, and led an organization with over 25,000 employees. Ms. Ruesterholz brings to the Board vast experience in large-scale operations, including sales and marketing, customer service, technology and risk management. Ms. Ruesterholz also brings to the Board substantial financial and strategic expertise acquired as president of various divisions within Verizon and most recently as Chair of the Finance Committee and Member of the Audit Committee at Stevens Institute of Technology.

New York Telephone	Verizon Partner Solutions	Verizon Telecom	Verizon Services Operations	Verizon Communications
- Positions of increasing responsibility in operations, sales and customer service	- President	- President	- President	- Executive Vice President
1984	2005	2006	2009	Jan 2012 Jul 2012

CHARLES B. STRAUSS



Age: 74

Director since: 2001

Independent

Committees: Audit; Finance, Investment and Risk Management; Nominating and Corporate Governance (Chair)

Other Public Company Directorships:

Aegis Group plc (2003-2013); The Hershey Company (2007–2009)

Skills and Qualifications Relevant to The Hartford:

Mr. Strauss has nearly two decades of domestic and global leadership experience as an executive in the consumer products industry, including as President and Chief Executive Officer of Unilever United States, Inc. As a senior leader responsible for a company with large-scale global operations, Mr. Strauss demonstrated skills in risk management, strategic planning and leading business operations, including management and oversight of expansive distribution channels. In addition to overseeing financial matters in his role as president of Unilever, Mr. Strauss has served on the audit committees of several publicly traded companies, including the Board's Audit Committee. He also has corporate governance expertise acquired through service as director of several large, publicly-traded companies.



Unilever

1986	1989	1992	1996	1999	2000	2004
	- Chief Executive Officer and Chairman of the Board, Langnese-Iglo GmbH	- President and Chief Executive Officer, Lever Brothers	- Business Group President, Unilever Latin America	- President, Unilever Home and Personal Care—North America	- President and Chief Executive Officer, Unilever United States, Inc.	

CHRISTOPHER J. SWIFT



Age: 56

Director since: 2014

Committees: Finance, Investment and Risk Management

Other Public Company Directorships:

None

Skills and Qualifications Relevant to The Hartford:

Mr. Swift has over 30 years of experience in the financial services industry, with a focus on insurance. As Chairman and CEO of The Hartford, he brings to the Board unique insight and knowledge into the complexities of our businesses, relationships, competitive and financial positions, senior leadership and strategic opportunities and challenges. Mr. Swift leads the execution of our strategy, directs capital management actions and strategic investments, and oversees the continuous strengthening of the company's leadership pipeline. As CFO, he led the team that developed the company's go-forward strategy. He is a certified public accountant with experience working at a leading international accounting firm, including serving as head of its Global Insurance Industry Practice.



KPMG		**American International Group, Inc.**		**The Hartford Financial Services Group, Inc**			
- Partner			- Vice President and Chief Financial Officer, Life and Retirement Services	- Executive Vice President and Chief Financial Officer		- Chief Executive Officer	- Chairman

1983	2003	2005	2010	2014	2015	Present

H. PATRICK SWYGERT



Age: 74

Director since: 1996

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

United Technologies Corporation (2001-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Swygert has nearly two decades of service as the president of two major universities. He brings to the Board significant experience in strategic planning and organizational operations gained by leading the academic and financial revitalization of both Howard University and the University of Albany, SUNY. He has signficant regulatory experience acquired through service as a director of highly regulated publicly-traded companies and as president of a state university. Further, he has demonstrated his ability to develop a diverse workforce and a high-performance culture needed for the achievement of academic goals. Mr. Swygert's leadership roles at educational, governmental and cultural organizations provide him with a unique perspective on civic and cultural issues and regulatory affairs. In addition, Mr. Swygert has corporate governance expertise acquired through service as director of several large, publicly-traded companies.



Temple University - Executive Vice President	University at Albany, State University of New York - President	Howard University - President	- President Emeritus and professor emeritus
1987	1990	1995	2008 — Present

ITEM 1

ELECTION OF DIRECTORS ☑ **The Board recommends that shareholders vote "FOR" all nominees for election as directors.**

The Nominating Committee believes that the director nominees possess qualifications, skills and experience that are consistent with the standards for the selection of nominees for election to the Board set forth in our Corporate Governance Guidelines described on pages 17-18 and that they have demonstrated the ability to effectively oversee The Hartford's corporate, investment and business operations. Biographical information for each director nominee is set forth above, including the principal occupation and other public company directorships (if any) held in the past five years and a description of the specific experience and expertise that qualifies each nominee to serve as a director of The Hartford.

AUDIT MATTERS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of five independent directors, each of whom is "financially literate" within the meaning of the listing standards of the NYSE and an "audit committee financial expert" within the meaning of the SEC's regulations. The Audit Committee oversees The Hartford's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP ("D&T"), our independent registered public accounting firm for 2016, is responsible for expressing opinions that (1) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (2) we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016.

In this context, the Audit Committee has:

(1) reviewed and discussed the audited financial statements for the year ended December 31, 2016 with management;

(2) discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications with Audit Committees; and

(3) received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with D&T the independent accountant's independence.

Based on the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements should be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 for filing with the SEC.

Report Submitted: February 22, 2017

Members of the Audit Committee:

Julie G. Richardson, Chair
Robert B. Allardice, III
Kathryn A. Mikells
Michael G. Morris
Charles B. Strauss

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for the years ended December 31, 2016 and 2015.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Audit fees	$ 14,457,000	$ 14,679,000
Audit-related fees[1]	$ 591,000	$ 336,000
Tax fees[2]	$ 474,000	$ 693,000
All other fees[3]	$ 69,000	$ 244,000
Total	$ 15,591,000	$ 15,952,000

(1) Fees for the years ended December 31, 2016 and 2015 principally consisted of procedures related to regulatory filings and acquisition or divestiture related services.
(2) Fees for the years ended December 31, 2016 and 2015 principally consisted of tax compliance services.
(3) Fees for the year ended December 31, 2016 consisted of a benchmarking survey. Fees for the year ended December 31, 2015 consisted of an enterprise risk project.

The Audit Committee reviewed the non-audit services provided by the Deloitte Entities during 2016 and 2015 and concluded that they were compatible with maintaining the Deloitte Entities' independence.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firm. These policies require that the Audit Committee pre-approve specific categories of audit and audit-related services annually.

The Audit Committee approves categories of audit services and audit-related services, and related fee budgets. For all pre-approvals, the Audit Committee considers whether such services are consistent with the rules of the SEC and the PCAOB on auditor independence. The independent registered public accounting firm and management report to the Audit Committee on a timely basis regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that such services are within the limits approved by the Audit Committee. The Audit Committee's policies require specific pre-approval of all tax services, internal control-related services and all other permitted services on an individual project basis.

As provided by its policies, the Audit Committee has delegated to its Chair the authority to address any requests for pre-approval of services between Audit Committee meetings, up to a maximum of $100,000 for non-tax services and up to a maximum of $5,000 for tax services. The Chair must report any pre-approvals to the full Audit Committee at its next scheduled meeting.

ITEM 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

☑ **The Board recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017**

In accordance with its Board-approved charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the company's independent registered public accounting firm for the fiscal year ending December 31, 2017. D&T has been retained as the company's independent registered public accounting firm since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

In selecting D&T for fiscal year 2017, the Audit Committee carefully considered, among other items:

- the professional qualifications of D&T, the lead audit partner and other key engagement partners;
- D&T's depth of understanding of the company's businesses, accounting policies and practices and internal control over financial reporting;
- D&T's quality controls and its processes for maintaining independence; and
- the appropriateness of D&T's fees for audit and non-audit services.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the company's retention of D&T. In addition, in conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee and its chairperson are involved in the selection of D&T's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of D&T to serve as the company's independent external auditor is in the best interests of the company and its investors.

Although shareholder ratification of the appointment of D&T is not required, the Board requests ratification of this appointment by shareholders. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T.

Representatives of D&T will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our compensation programs and reviews compensation decisions for the Named Executive Officers ("NEOs") listed below. It also describes programs that apply to the CEO and all of his executive direct reports, other than senior executives directly supporting our mutual funds business who have an independent compensation program (collectively, "Senior Executives").

Name	Title
Christopher Swift	Chairman and Chief Executive Officer
Beth Bombara	Executive Vice President and Chief Financial Officer
Douglas Elliot	President of The Hartford
Brion Johnson	Executive Vice President and Chief Investment Officer; President of HIMCO and Talcott Resolution
Robert Rupp	Executive Vice President and Chief Risk Officer

EXECUTIVE SUMMARY

PERFORMANCE HIGHLIGHTS

2016 Financial Results

In 2016, The Hartford produced strong financial results in many of its businesses, particularly in light of challenging market conditions; however, actions taken to address our legacy property and casualty asbestos and environmental ("A&E") exposures and challenging loss trends in Personal Lines auto resulted in a 47% decrease in net income.

During 2016, we entered into a reinsurance transaction covering up to $1.5 billion of adverse reserve development on our legacy A&E book. Our A&E exposures, most of which were underwritten prior to 1985, have generated substantial adverse development over the past several years, and created uncertainty for investors and others about the ultimate cost of these policy liabilities. The transaction reduces that uncertainty, while allowing us to continue to handle both claims and reinsurance recoveries, which we believe will enable us to achieve the best possible resolution for these long-tail exposures. The transaction resulted in a $423 million after-tax charge in 2016, which represented more than half of the decrease in net income for the year.

Core earnings*, which does not include the charge for the A&E reinsurance transaction, declined 19%, primarily the result of Personal Lines auto losses and prior accident year development on the company's A&E book that was incurred prior to the reinsurance agreement.

Personal Lines auto losses, prior accident year A&E development and the after-tax charge for the A&E reinsurance transaction also reduced net income return on equity ("ROE"), which was 5.2% in 2016 versus 9.3% in 2015. Core earnings ROE* was 7.6% in 2016, down from 9.2% in 2015, primarily due to Personal Lines auto and prior accident year development on the A&E book.

Earnings	Return on Equity	Book Value	Capital Management
Net income of $896 million, a 47% decrease from 2015	Net income ROE was 5.2%, down from 9.3% in 2015	Book value per diluted share increased 3% in 2016 to $44.35 as of Dec. 31, 2016	Returned $1.7 billion to shareholders in 2016 through share repurchases and common dividends
Core earnings* of $1,335 million, a 19% decrease from 2015	Core earnings ROE* of 7.6%, down from 9.2% in 2015	Total value creation, which measures the growth in book value per share plus dividends paid, was 5.3%	Announced 2017 capital management plan, including $1.3 billion of equity repurchases

Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.

2016 Business Performance

In 2016, we delivered strong results in Commercial Lines and Group Benefits, while Personal Lines performance remained under pressure from higher frequency and severity of automobile accidents. P&C net investment income was up slightly from 2015, and in Talcott Resolution, our legacy life insurance and annuity business, we continued to effectively serve our customers and efficiently manage the run-off of the book. Moreover, we continued to make progress on our strategy to broaden our risk appetite.

Commercial Lines	• Combined ratio of 92.8 was within the range of the 2016 outlook, as improved results from workers' compensation helped offset the imact of higher catastrophes and non-catastrophe losses from commercial auto and package liability policies. • Broadened our risk appetite by entering the excess and surplus market with the acquisition of Maxum Specialty Insurance Group, expanding our multi-national capabilities through a strategic partnership with AXA Corporate Solutions, and launching a dedicated energy practice.
Personal Lines	• Combined ratio of 104.8 was well above the 2016 outlook, as deterioration in auto loss trends that began in 2015 continued in 2016. • Made progress on pricing, distribution and underwriting initiatives with the goal of restoring profitability in 2017.
Group Benefits	• Net income margin was 6.3%. Core Earnings margin* was 5.7%, within the range of the 2016 outlook. Results were driven by higher earned premiums and lower expenses, largely offset by higher group life loss severity. • Enhanced our voluntary product suite with the addition of dental and vision.
Investment Operations	• Total P&C net investment income was $1.179 billion, reflecting solid returns on investment income from limited partnerships and non-routine items. • Excluding investment income on limited partnerships, P&C net investment income was above the 2016 outlook at $1.078 billion.
Talcott Resolution	• Net income was $244 million. Core earnings were $383 million, above the 2016 outlook. Results were driven by strong net investment income and tax benefits. • Continued the efficient run-off of annuity books of business, with variable annuity contract counts declining 10% and individual annuity account values declining nearly 8%.

As we enter 2017, the Board and management are confident we are taking the right steps in competitive markets as we continue to invest for long-term growth and shareholder value creation.

Total Shareholder Returns

The following chart shows The Hartford's total shareholder returns ("TSR") relative to the S&P 500, S&P 500 Insurance Composite, and S&P P&C indices. On a one-year and three-year basis, the company's total shareholder returns were 11.8% and 38.9%, respectively.



TOTAL SHAREHOLDER RETURNS[1]

1-Year (2016): The Hartford (HIG) 11.8%, S&P 500 12.0%, S&P 500 Insurance Composite 17.6%, S&P 500 Property & Casualty 15.7%

3-Year (2014-2016): The Hartford (HIG) 38.9%, S&P 500 29.1%, S&P 500 Insurance Composite 30.3%, S&P 500 Property & Casualty 46.7%

■ The Hartford (HIG)   ■ S&P 500   ■ S&P 500 Insurance Composite   ■ S&P 500 Property & Casualty

[1] Includes reinvestment of dividends. Data provided by S&P Capital IQ.

2016 COMPENSATION HIGHLIGHTS

Decision	Rationale
The Compensation Committee approved an annual incentive plan ("AIP") funding level of 70% of target. (page 39)	Performance against pre-established financial targets resulted in a formulaic AIP funding level of 70% of target. The Compensation Committee undertook a qualitative review of performance and concluded that the formulaic AIP funding level appropriately reflected 2016 performance. Accordingly, no adjustments were made.
The Compensation Committee certified a 2014-2016 performance share award payout at 52% of target. (page 41)	The company's TSR during the performance period was at the 52nd percentile relative to nine peer companies, resulting in a payout of 104% of target for the TSR component. Because the company's Compensation Core ROE during the performance period was below threshold, there was no payout for that component.
The Compensation Committee certified an October 2013 performance share award payout of 0%. (page 41)	The company's Compensation Core ROE during the performance period was below the threshold required to receive any payout.

The table below reflects the 2016 compensation package (base salary, AIP award and long-term incentive ("LTI") award) for each NEO. Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 44, we believe it provides a simple and concise picture of 2016 compensation decisions.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	R. Rupp
Base Salary Rate	$ 1,100,000	$ 700,000	$ 925,000	$ 525,000	$ 600,000
2016 AIP Award	$ 1,925,000	$ 770,000	$ 1,295,000	$ 1,100,000	$ 1,000,000
2016 LTI Award	$ 7,150,000	$ 1,750,000	$ 4,625,000	$ 1,350,000	$ 1,400,000
Total 2016 Compensation Package	$ 10,175,000	$ 3,220,000	$ 6,845,000	$ 2,975,000	$ 3,000,000

"SAY-ON-PAY" RESULTS

At last year's Annual Meeting, shareholders voted 94% in favor of our "Say-on-Pay" proposal. The Compensation Committee considered the vote to be an endorsement of the company's executive compensation programs and policies, and took the strong level of support into account in reviewing those programs and policies. The company also discussed the vote, along with aspects of its executive compensation and corporate governance practices, during its annual shareholder outreach program to gain a deeper understanding of shareholders' perspectives.

> 2016
> "Say-on-Pay"
> Support
> **94%**

OVERVIEW OF COMPENSATION PROGRAM

Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

What We Do

- ✓ Approximately 90% of current CEO target annual compensation and 84% of other NEO target annual compensation are variable based on performance, including stock price performance
- ✓ Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits
- ✓ Cash severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus, and are only paid upon a valid termination following a change of control ("double trigger")
- ✓ Double trigger requirement for vesting of equity awards upon change of control (so long as the awards are assumed or replaced with substantially equivalent awards)
- ✓ Independent Board compensation consultant does not provide services to the company
- ✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ All employees and directors are prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities
- ✓ Senior Executives are prohibited from pledging company securities
- ✓ Executive perquisites are limited
- ✓ Stock ownership guidelines for directors and Senior Executives; compliance with guidelines is reviewed annually
- ✓ Compensation peer groups are evaluated periodically to align with investor expectations and changes in market practice or our business mix
- ✓ Competitive burn rate and dilution for equity program

What We Don't Do

- ✗ No excise tax gross-up upon a change of control or income tax gross-up for perquisites
- ✗ No individual employment agreements
- ✗ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✗ No re-pricing (reduction in exercise price) of stock options
- ✗ No underwater cash buy-outs
- ✗ No reload provisions in any stock option grant
- ✗ No payment of dividends on unvested performance shares

PAY MIX

NEO compensation is weighted towards variable compensation (annual and long-term incentives), where actual amounts earned may differ from targeted amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is reviewed annually by the Compensation Committee (and by the independent directors, in the case of the CEO) to ensure alignment with our compensation objectives and market practice.

Approximately 90% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:



CEO
10%
Salary
25%
Annual
Incentive
65%
Long-Term
Incentive
Variable with
Performance

OTHER NEOs
16%
Salary
31%
Annual
Incentive
53%
Long-Term
Incentive
Variable with
Performance

COMPONENTS OF COMPENSATION PROGRAM

Each Senior Executive has a target total compensation opportunity comprised of both fixed (base salary) and variable (annual and long-term incentives) compensation. In addition, Senior Executives are eligible for benefits available to employees generally. This section describes the different components of our compensation program for Senior Executives, and lays out the framework in which compensation decisions are made. For a discussion of the 2016 compensation decisions made within this framework, see Pay for Performance beginning on page 39.

BASE SALARY

Each Senior Executive's base salary is reviewed by the Compensation Committee (and, in the case of the CEO, the independent directors) annually, upon promotion, or following a change in job responsibilities, based on market data, internal pay equity and level of responsibility, expertise and performance.

ANNUAL INCENTIVE PLAN AWARDS

Our employees, including the Senior Executives, are eligible to earn cash awards under the annual incentive plan ("AIP") based on company and individual performance. Each employee has a target AIP opportunity that is set as a percentage of base salary. The Compensation Committee uses the following process to determine individual Senior Executive AIP awards. Actual results for 2016 are described on pages 39-41.

Step 1: Financial Performance Against Target (Primary Criterion)	Produces the formulaic company AIP funding level

The AIP funding level is based primarily on core earnings performance against the annual operating plan reviewed by the Board prior to the start of the performance/fiscal year. The Compensation Committee selected core earnings because:

- the Committee felt it best reflects annual operating performance;
- it is a metric investment analysts commonly look to when evaluating annual performance;
- it is prevalent among peers; and
- all employees can impact it.

Certain adjustments are made to core earnings for compensation purposes to ensure management is held accountable for operating decisions made that year, and is neither advantaged nor disadvantaged for the effect of certain items outside its control. At the beginning of the year, the Compensation Committee approves a definition of "Compensation Core Earnings." The definition lists adjustments that will be made to core earnings at year-end in order to arrive at "Compensation Core Earnings," such as accounting changes, catastrophe losses above or below budget, and unusual or non-recurring items. The 2016 definition and a reconciliation from GAAP net income to Compensation Core Earnings are provided in Appendix A.

As illustrated below, target performance (i.e., achievement of the operating plan) results in an AIP funding level of 100% of target. The Compensation Committee also establishes a threshold performance level, below which no AIP awards are earned, as well as a maximum funding level for performance significantly exceeding target.

Both the Board and management deem our annual fiscal year operating plan and the associated AIP financial target to be achievable only with strong performance across our businesses. The operating plan relies on the company achieving key business metrics such as combined ratios and P&C net investment income. The outlook for these metrics are announced to investors at the beginning of each year, which helps align the interests of our Senior Executives with our shareholders, as meeting or exceeding the outlooks are the major determinants of strong core earnings generation.



Compensation Core Earnings

| Step 2: Qualitative Review | Produces the final company AIP funding level |

To ensure a holistic review of performance, the Compensation Committee also considers a number of qualitative factors, including achievements that cannot be measured formulaically, or are not yet evident in our financial performance. As a result of this qualitative review, the Compensation Committee may decide to adjust the formulaic AIP funding level up or down to arrive at an AIP funding level more commensurate with company performance in light of these additional factors. Among the qualitative factors the Compensation Committee considers are the following broad performance categories:

Performance Criteria and Metrics		Rationale
Non-financial and Strategic Objectives: e.g., diversity, employee engagement, risk management and compliance	➡	These achievements are critical for long-term success, but are not reflected in current year-end financials
Quality of Earnings: earnings driven by current accident year activity, including policyholder retention, new business, underwriting profitability and expense management	➡	An assessment of how current accident year activity drove financial performance informs current year compensation decisions
Peer-relative Performance: performance relative to peers on metrics such as stock price and earnings	➡	How the company performed on a relative basis across the industry is not captured in the quantitative formula

The Compensation Committee believes that grounding the AIP funding level in formulaic financial performance against targets, but retaining the flexibility to adjust the funding level to reflect qualitative factors, allows it to arrive at a final AIP funding level that best reflects holistic performance and is aligned with shareholder interests. Historically, the Compensation Committee has, at times, used the qualitative review to both increase and decrease the AIP funding to a level more commensurate with overall company performance.

> For the past **3 years**, the **Compensation Committee has determined that no adjustments were necessary**

| Step 3: Individual Performance | Results in the Senior Executive's AIP Award |

For each Senior Executive, the company AIP funding level multiplied by the Senior Executive's target AIP opportunity produces an initial AIP award amount. Where appropriate, the Committee (and, in the case of the CEO, the independent directors) may adjust the Senior Executive's AIP award amount up or down based on his or her performance in leading a business or function.

LONG-TERM INCENTIVE AWARDS

The long-term incentive ("LTI") program is designed to drive long-term performance and encourage share ownership among Senior Executives, aligning their interests with those of shareholders. LTI awards are granted on an annual basis following an assessment of individual performance, potential, and market data. 2016 LTI awards for Senior Executives consist of performance shares (50% of the award value) and stock options (50% of the award value). This mix provides LTI awards that appropriately blend actual stock price performance, comparative stock price performance, and actual operating performance.

Performance Shares (50% of LTI Award)

Performance shares are designed to reward and retain Senior Executives by allowing them to earn shares of our common stock based on pre-determined performance criteria. Performance shares have a three-year performance period and are settled in shares of common stock ranging from 0% to 200% of the number of performance shares granted depending upon the performance achieved on the following metrics:

Performance Metric		Rationale
Compensation Core ROE (50% weighting)	➡	Important strategic measure that drives shareholder value creation
Peer-relative TSR (50% weighting)	➡	Important measure of our performance against peers that are competing investment choices in the capital markets

- **Compensation Core ROE**

  For 50% of the performance share award, payouts at the end of the performance period, if any, will depend upon achieving a target average annual Compensation Core ROE over a three-year measurement period. The Compensation Committee's definition of Compensation Core ROE for 2016 performance share awards is provided in Appendix A. Threshold, target and maximum Compensation Core ROE values were established in February 2016 based on the company's 2016-2018 operating plan. There is no payout for performance below threshold. Achieving target payout of 100% requires management to significantly improve margins in Personal Lines and maintain margins in Commercial Lines in an increasingly competitive market, while continuing to manage the Talcott Resolution book of business in runoff and exercise prudent capital management. The maximum Compensation Core ROE payout of 200% reflects ambitious, longer term goals that require performance significantly beyond target.

- ## Peer–Relative TSR

For 50% of the performance share award, payouts at the end of the performance period, if any, will be made based on company TSR performance relative to a Performance Peer Group at the end of the three-year performance period. The Performance Peer Group represents industry specific public companies against which we benchmark performance for compensation purposes. While there is some overlap, the Performance Peer Group is distinct from the Corporate Peer Group described on page 38, which includes mutual companies where financial data is not publicly available, as well as companies that compete with us for talent. The Compensation Committee believes that the Performance Peer Group should be limited to companies that (1) publish results against which to measure our performance, and (2) are competing investment choices in capital markets. The Compensation Committee reviews the composition of the Performance Peer Group annually and did not make any changes to the group used for the 2016 performance share awards.

For each company in the Performance Peer Group, TSR will be measured using a 20-day stock price average at the beginning and the end of the performance period in order to smooth out any volatility. As illustrated in the graph below, there would be no payout for performance below the 30th percentile, 50% payout for performance at the 30th percentile, 100% payout for median performance, and 200% payout if our TSR performance ranks ahead of all companies in the Performance Peer Group.

2016 Performance Peer Group[1]

Alleghany Corp.

Allstate Corp.

American Financial Group, Inc.

Aon plc

Arthur J. Gallagher & Co.

The Chubb Corp.

Cincinnati Financial Corp.

Everest Re Group, Ltd.

Marsh & McLennan Companies, Inc.

Mercury General Corp.

MetLife, Inc.

Old Republic International Corp.

The Progressive Corp.

Prudential Financial, Inc.

The Travelers Companies, Inc.

Unum

W.R. Berkley Group

XL Group plc

Three-Year Relative TSR Ranking



(1)   While the peer group approved by the Compensation Committee consisted of 20 companies, ACE Limited subsequently acquired The Chubb Corporation and adopted the Chubb name, and Meiji Yasuda Life Insurance Company acquired StanCorp Financial Group, Inc., resulting in a 2016 performance peer group of 18 companies.

Stock Options (50% of LTI Awards)

The use of stock options directly aligns the interests of our Senior Executives with those of shareholders because options only have value if the price of our common stock on the exercise date exceeds the stock price on the grant date. The stock options are granted at fair market value, vest in three equal installments over three years, and have a 10-year term.

EXECUTIVE BENEFITS AND PERQUISITES

Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits. Non-qualified savings and retirement plans provide benefits that would otherwise be provided but for the Internal Revenue Code limits that apply to tax-qualified benefit plans.

We provide limited additional perquisites to Senior Executives, including reimbursement of costs for annual physicals and associated travel, relocation benefits (when a move is required), and occasional use of tickets for sporting and special events previously acquired by the company when no other business use has been arranged and there is no incremental cost to the company. The CEO also has the use of a company car and driver to allow for greater efficiency while commuting.

We own a fractional interest in a corporate aircraft to allow Senior Executives to safely and efficiently travel for business purposes. Corporate aircraft enables Senior Executives to use travel time productively by providing a confidential environment in which to conduct business and eliminating the schedule constraints imposed by commercial airline service. Our aircraft usage policy prohibits our Senior Executives from engaging in personal travel via corporate aircraft, except in extraordinary circumstances. No such extraordinary circumstances existed in 2016.

From time to time, a Senior Executive's expenses for a purpose deemed important to the business may not be considered "directly and integrally related" to the performance of the Senior Executive's duties as required by applicable SEC rules. These expenses are considered perquisites for disclosure purposes. Examples of such expenses may include attendance at conferences, seminars or award ceremonies, as well as attendance of a Senior Executive's spouse or guest at business events or dinners where spousal or guest attendance is expected. We attribute income to Senior Executives for these expenses when required to do so under Internal Revenue Service regulations, and the Senior Executive is responsible for the associated tax obligation.

PROCESS FOR DETERMINING SENIOR EXECUTIVE COMPENSATION (INCLUDING NEOs)

COMPENSATION COMMITTEE

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to those executives who either report to the CEO or who are subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934 (other than the CEO). The Compensation Committee also evaluates the CEO's performance and recommends his compensation for approval by the independent directors. With this input from the Compensation Committee, the independent directors review the CEO's performance and determine his compensation level in the context of the established goals and objectives for the enterprise and his individual performance. The Compensation Committee and the independent directors typically review performance and approve annual incentive awards for the prior fiscal year at their February meetings, along with annual LTI awards and any changes to base salary and target bonus. To assist in this process, they review tally sheets for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole, including historical compensation, perquisites and potential payments upon termination or change of control.

COMPENSATION CONSULTANT

Meridian Compensation Partners, LLP is the Compensation Committee's independent compensation consultant and has regularly attended Compensation Committee meetings since its engagement. Pursuant to the Compensation Committee's charter, Meridian has not provided services to the company other than consulting services provided to the Compensation Committee and, with respect to CEO and director compensation, the Board.

In 2016, following a review of its records and practice guidelines, Meridian provided the Compensation Committee a report that confirmed its conformity with independence factors under applicable SEC rules and the listing standards of the NYSE.

ROLE OF MANAGEMENT

Our Human Resources department supports the Compensation Committee in the execution of its responsibilities. The Executive Vice President, Human Resources supervises the development of the materials for each Compensation Committee meeting, including market data, tally sheets, individual and company performance metrics and compensation recommendations for consideration by the Compensation Committee. No member of our management team, including the CEO, has a role in determining his or her own compensation.

BENCHMARKING

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, tenure in position, experience, sustained performance, and internal pay equity. Although the Compensation Committee strives for total compensation to be at median, it does not target a specific market position. This section describes the various sources of compensation information the Compensation Committee uses to determine the competitive market for our executive officers.

2016 Corporate Peer Group

The Compensation Committee reviews the peer group used for compensation benchmarking periodically or upon a significant change in business conditions for the company or its peers. As part of its review, the Compensation Committee considers many factors, including market capitalization, revenues, assets, lines of business and sources and destinations of talent. For 2016, the Compensation Committee did not make any changes to the peer group.

Data in millions – as of 12/31/2016[1]

Company Name[2]	Revenues		Assets		Market Cap	
Aetna Inc.	$	63,155	$	69,146	$	43,515
Allstate Corp	$	36,128	$	108,610	$	27,294
Berkley (W. R.) Corp.	$	7,555	$	23,365	$	8,072
CNA Financial Corp.	$	9,211	$	55,233	$	11,225
Chubb Ltd.	$	31,587	$	159,786	$	61,481
Cigna Corp.	$	39,668	$	59,360	$	34,246
Cincinnati Financial Corp.	$	5,449	$	20,386	$	12,480
Lincoln National Corp.	$	13,255	$	261,627	$	15,147
Marsh & McLennan Companies Inc.	$	13,200	$	18,190	$	34,849
Metlife Inc.	$	63,110	$	898,764	$	59,232
Principal Financial Group Inc.	$	12,161	$	228,014	$	16,645
Progressive Corp.	$	23,417	$	33,428	$	20,586
Prudential Financial Inc.	$	58,884	$	783,962	$	44,746
Travelers Companies Inc.	$	27,499	$	100,245	$	34,775
Unum Group	$	11,047	$	61,942	$	10,197
Voya Financial Inc.	$	10,762	$	214,235	$	7,633
XL Group Ltd.	$	10,475	$	58,434	$	10,025
25TH PERCENTILE	$	10,762	$	55,233	$	11,225
MEDIAN	$	13,255	$	69,146	$	20,586
75TH PERCENTILE	$	36,128	$	214,235	$	34,849
THE HARTFORD	$	18,167	$	223,432	$	17,999
PERCENT RANK		53%		79%		46%

(1) Peer data provided by S&P Capital IQ. The amounts shown in the "Revenues" column reflect S&P Capital IQ adjustments to facilitate comparability across companies.

(2) An additional four non-public companies are included in the Corporate Peer Group as they submit data to relevant compensation surveys utilized in determining appropriate pay levels for Senior Executives: Liberty Mutual, MassMutual, Nationwide Financial, and State Farm. Several non-P&C and life insurance companies are included in the peer group because of their geographic footprint, organizational complexity and/or because we compete with them for talent.

Use of Corporate Peer Group Compensation Data

When evaluating and determining individual pay levels, the Compensation Committee reviews compensation data prepared annually by Aon Hewitt showing the 25th, 50th and 75th percentiles of various pay elements for the companies listed above. As noted previously, the Compensation Committee does not target a specific market position in pay. The Corporate Peer Group includes both insurance and financial services companies because the functional responsibilities of most executives are not specific to the insurance industry. Two of our NEOs, our Chief Risk Officer and our Chief Investment Officer and President of HIMCO and Talcott Resolution, were also benchmarked against similar roles at a broader group of financial services companies within the standard McLagan Risk Management and Investment Management surveys, respectively.

The Compensation Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices, including perquisites. Neither the Compensation Committee nor management has any input into companies included in these general industry or financial services company surveys.

PAY FOR PERFORMANCE

2016 AIP PERFORMANCE

> **Based on the assessment of performance described below, the Compensation Committee established an AIP funding level of 70% of target for the 2016 performance year.**

Step 1: Financial Performance Against Target   Produced formulaic AIP funding level of 70%

Compensation Core Earnings for 2016 was $1,496 million measured against an AIP target of $1,642 million. Highlighted below are the minimum threshold, target and maximum Compensation Core Earnings levels against actual results for 2016. As discussed on page 34, Compensation Core Earnings will differ from the earnings numbers provided in our financial statements due to pre-determined adjustments made to ensure that AIP award payments reflect the operating performance within management's control.



2016 Compensation Core Earnings

Step 2: Qualitative Review   Compensation Committee determined no adjustment necessary

In assessing overall performance and arriving at the 2016 AIP funding level, the Compensation Committee undertook a qualitative review focused on the following:

Qualitative criteria		Results considered
Quality of earnings	→	The company's earnings were below operating plan, primarily driven by unfavorable Personal Lines results. Other sources of variance included increased life and long-term disability loss ratios in the Group Benefits business and unfavorable Mutual Funds results due to transaction and investment costs and lower assets under management, partially offset by net investment income that exceeded the operating plan.
Risk & Compliance	→	The company was named one of the world's most ethical companies by Ethisphere® Institute for the eighth time in 2016, reflecting a strong ethics and compliance program that emphasizes leadership accountability and prevention of ethical lapses and compliance issues.
Peer Relative Performance	→	The company's performance matched the S&P 500, while underperforming the S&P 500 Insurance Index, and the S&P 500 P&C Index.
Expense management	→	The company exceeded its 2016 expense reduction targets.
Non-financial and strategic objectives	→	The company continued productivity improvements; made strategic investments in data analytics capabilities; and executed on its capital management program, returning value to shareholders.

The Compensation Committee felt that the formulaic AIP funding level of 70% of target appropriately reflected 2016 performance and determined that no adjustment was necessary.

2016 NAMED EXECUTIVE OFFICERS' COMPENSATION AND PERFORMANCE

Step 3: Individual Performance | **NEOs' 2016 AIP awards**

Christopher Swift

Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. For 2016, the independent directors approved a base salary of $1,100,000 effective April 1, 2016, an AIP target of $2,750,000, and a 2016 LTI award of $7,150,000 granted in the form of 50% stock options and 50% performance shares on March 1, 2016.

Based on the process outlined above, the independent directors approved an AIP award of $1,925,000 (70% of target), taking into account that under Mr. Swift's leadership, the company:

- Successfully closed two acquisitions and entered into a strategic partnership that will serve to expand the market opportunities for the Commercial Lines and Mutual Funds businesses
- Continued to invest in initiatives to enhance technology platforms and digital capabilities to improve the ease of doing business for customers and distribution partners, while tightening expenses
- Negotiated and executed a reinsurance deal to cover up to $1.5 billion in adverse reserve development on our legacy asbestos and environmental book
- Continued focus on talent management, diversity, and inclusion, maintaining employee engagement scores that are in the top quartile of the market, as measured by the IBM® Kenexa® survey of global companies

Beth Bombara

Ms. Bombara has served as CFO since July 1, 2014. For 2016, the Compensation Committee approved a base salary of $700,000 effective April 1, 2016, an AIP target of $1,100,000, and a 2016 LTI award of $1,750,000 granted in the form of 50% stock options and 50% performance shares on March 1, 2016.

Based on the process outlined above, the Compensation Committee approved an AIP award of $770,000 (70% of target), taking into account that Ms. Bombara:

- Delivered on a capital management plan that reduced debt by $416 million and returned approximately $1.7 billion of capital to our shareholders
- Initiated a multi-year expense initiative to improve our overall expense ratio
- Furthered external engagement with investors, rating agencies and bankers
- Continued focus on talent management, diversity, and inclusion maintaining employee engagement scores that are in the top quartile of the market

Douglas Elliot

Mr. Elliot has served as President of The Hartford since July 1, 2014. For 2016, the Compensation Committee approved a base salary of $925,000 effective April 1, 2016, an AIP target of $1,825,000, and a 2016 LTI award of $4,625,000 granted in the form of 50% stock options and 50% performance shares on March 1, 2016.

Based on the process outlined above, the Compensation Committee approved an AIP award of $1,295,000 (70% of target), taking into account that Mr. Elliot:

- Delivered strong performance in the Commercial Lines and Group Benefits businesses
- Led the expansion of product capabilities and investment in technology to enhance the agent and customer experience
- Demonstrated strong leadership, continuing to focus the business on driving sustainable growth through achievement of pricing target goals
- Significantly strengthened organizational talent through key new hires while maintaining top quartile employee engagement and diversity results

Brion Johnson

Mr. Johnson has served as Chief Investment Officer and President of HIMCO since May 16, 2012 and President of Talcott Resolution since August 1, 2014. For 2016, the Compensation Committee approved a base salary of $525,000 (unchanged from 2015), an AIP target of $1,200,000 and a 2016 LTI award of $1,350,000 granted in the form of 50% stock options and 50% performance shares on March 1, 2016.

Based on the process outlined above, the Compensation Committee approved an AIP award of $1,100,000 (92% of target), taking into account that Mr. Johnson:

- Delivered strong financial results for HIMCO in a tumultuous environment, resulting in net investment income that exceeded the annual operating plan and contributed to overall company performance
- Produced excellent operational results in Talcott Resolution, outperforming core earnings goals while reducing expenses
- Demonstrated strong leadership by making the decision to exit the institutional business, yielding significant savings and efficiency gains

- Led improvement across employee engagement and enablement to achieve top quartile results, despite additional restructuring

Robert Rupp

Mr. Rupp has served as Chief Risk Officer since November 2, 2011. For 2016, the Compensation Committee approved a base salary of $600,000 (unchanged from 2015), an AIP target of $1,200,000 and an LTI award of $1,400,000 granted in the form of 50% stock options and 50% performance shares on March 1, 2016.

Based on the process outlined above, the Compensation Committee approved an AIP award $1,000,000 (83% of target), taking into account that Mr. Rupp:

- Delivered an S&P Enterprise Risk Management rating of "Strong" as a result of diligent execution of improving processes, strengthening the risk leadership team and implementing new tools and technologies
- Effectively managed market and credit risk during another volatile market cycle, partnering with HIMCO on portfolio optimization
- Furthered efforts to manage cyber risk both internally and externally
- Continued focus on talent management, diversity, and inclusion and helped maintain employee engagement scores that are in the top quartile of the market

CERTIFICATION OF PREVIOUSLY GRANTED AWARDS

2014-2016 PERFORMANCE SHARE AWARDS

On March 4, 2014, the Compensation Committee granted Senior Executives performance shares tied 50% to TSR performance relative to a peer group of nine companies* and 50% to achievement of Compensation Core ROE goals for the calendar year 2016. These performance shares vested as of December 31, 2016, the end of the three-year performance period, and results were certified by the Compensation Committee on February 20, 2017. The company's TSR during the performance period was at the 52nd percentile, resulting in a payout of 104% of target for the TSR component of the awards. There was no payout for the Compensation Core ROE component of the award because the company's Compensation Core ROE during 2016 was 8.5%, which was below the threshold performance of 9.25% required to receive any payout. Achievement of Compensation Core ROE of 9.25%, 9.5% and 10% as of December 31, 2016 would have resulted in payouts of 50%, 100% and 200% of target, respectively.

Details of the 2014 performance shares are given on page 44 of our 2015 Proxy Statement filed with the Securities and Exchange Commission on April 8, 2015.

While the peer group at the time of the grant consisted of ten companies, ACE Limited subsequently acquired The Chubb Corporation, resulting in a 2014 performance peer group of nine companies.

OCTOBER 2013 EQUITY GRANTS

On October 30, 2013, the Compensation Committee granted special equity awards to the NEOs and certain other Senior Executives under the 2010 Incentive Stock Plan. The current NEOs received grants with half of the value of the award in Restricted Stock Units and the other half in performance shares. Vesting of the performance shares was tied to (1) achievement of Compensation Core ROE goals on December 31, 2016, and (2) continued service through October 30, 2018. There will be no payout on the performance shares because the company's Compensation Core ROE during the performance period was 8.5%, which was below the threshold performance of 9% required to receive any payout.

Details of the 2013 special equity grants are given on page 44 of our 2014 Proxy Statement filed with the Securities and Exchange Commission on April 10, 2014.

COMPENSATION POLICIES AND PRACTICES

STOCK OWNERSHIP AND RETENTION GUIDELINES

Senior Executives are expected to meet or exceed certain levels of stock ownership to align their interests with those of shareholders. The Compensation Committee has established the following ownership guidelines for the CEO and other NEOs:

Level	(As a multiple of base salary)
CEO	6x
Other NEOs	4x

The Compensation Committee reviews ownership levels annually. NEOs are generally expected to meet these ownership guidelines within five years of appointment to position. As of March 20, 2017, the CEO and each of the NEOs met their respective guideline.

TIMING OF EQUITY GRANTS

Equity grants may be awarded four times per year, on the first day of a quarterly trading window following the filing of our Form 10-Q or 10-K for the prior period. Our practice is to grant annual equity awards during the first quarterly trading window of the year.

This timing ensures that grants are made at a time when the stock price reflects the most current public data regarding our performance and financial condition as is reasonably possible.

RECOUPMENT POLICY

We have a recoupment policy that allows for the recoupment of any incentive compensation (cash or equity) paid or payable at any time to the extent such recoupment either (i) is required by applicable law or listing standards, or (ii) is determined by the company to be necessary or appropriate in light of business circumstances or employee misconduct.

RISK MITIGATION IN PLAN DESIGN

Management has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Enterprise Risk Management function performs a risk review of any new incentive compensation plans or any material changes to existing plans annually and completes a comprehensive review of all incentive compensation plans every five years. In 2016, Enterprise Risk Management conducted its annual review and discussed the results of that review with the Compensation Committee. Enterprise Risk Management concluded that current incentive plans do not promote inappropriate risk-taking or encourage the manipulation of reported earnings.

The following features of our executive compensation program guard against excessive risk-taking:

Feature	Rationale
Pay Mix	• A mix of fixed and variable, annual and long-term, and cash and equity compensation encourages strategies and actions that are in the company's long-term best interests • Long-term compensation awards and overlapping vesting periods encourage executives to focus on sustained company results and stock price appreciation
Performance Metrics	• Incentive awards based on a variety of performance metrics diversify the risk associated with any single indicator of performance
Equity Incentives	• Stock ownership guidelines align executive and shareholder interests • Equity grants are made only during a trading window following the release of financial results • No reload provisions are included in any stock option awards

Plan Design	• Incentive plans are not overly leveraged, cap the maximum payout, and include design features intended to balance pay for performance with an appropriate level of risk-taking
	• The 2014 Incentive Stock Plan does not allow:
	  - stock options with an exercise price less than the fair market value of our common stock on the grant date
	  - re-pricing (reduction in exercise price) of stock options
	  - single trigger vesting of awards upon a Change of Control if awards are assumed or replaced with substantially equivalent awards

Recoupment	• We have a broad incentive compensation recoupment policy in addition to claw-back provisions under the 2014 Incentive Stock Plan

HEDGING AND PLEDGING COMPANY SECURITIES

We prohibit our employees and directors from engaging in hedging, monetization, derivative and similar transactions involving company securities. In addition, Senior Executives are prohibited from pledging company securities.

POTENTIAL SEVERANCE AND CHANGE OF CONTROL PAYMENTS

The company does not have individual employment agreements. NEOs are covered under a common severance pay plan that provides severance in a lump sum equal to 2x the sum of annual base salary plus target bonus, whether severance occurs before or after a change of control (no gross-up is provided for any change of control excise taxes that might apply). As a condition to receiving severance, Senior Executives must agree to restrictive covenants covering such items as non-competition, non-solicitation of business and employees, non-disclosure and non-disparagement.

The company maintains change of control benefits to ensure continuity of management and to permit executives to focus on their responsibilities without undue distraction related to concerns about personal financial security if the company is confronted with a contest for control. These benefits are also designed to ensure that in any such contest, management is not influenced by events that could occur following a change of control.

The 2014 Incentive Stock Plan provides for "double trigger" vesting on a change of control. If an NEO terminates employment for "Good Reason" or his employment is terminated without "Cause" (see definitions on page 54) within 2 years following a change of control, then any awards that were assumed or replaced with substantially equivalent awards would vest. If the awards were not assumed or replaced with substantially equivalent awards, then they would vest immediately upon the change of control.

EFFECT OF TAX AND ACCOUNTING CONSIDERATIONS ON COMPENSATION DESIGN

In designing our compensation programs, we consider the tax and accounting impact of our decisions. In doing so, we strive to strike a balance between designing appropriate and competitive compensation programs for our executives while also maximizing the deductibility of such compensation, avoiding adverse accounting effects and ensuring that any accounting consequences are appropriately reflected in our financial statements.

Principal among the tax considerations is the potential impact of Section 162(m) of the Internal Revenue Code, which generally denies a publicly traded company a federal income tax deduction for compensation in excess of $1 million paid to the CEO or any of the next three most highly compensated executive officers (other than the CFO) as determined as of the last day of the applicable year (the "Covered Officers"), unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. For this reason, where applicable, our variable compensation, including 2016 annual incentive awards and performance share payouts, is generally designed to qualify as exempt performance-based compensation. The Compensation Committee may, however, in certain circumstances, approve incentive awards or other payments that do not qualify as exempt performance-based compensation and may not be deductible.

Other tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the company's Annual Report on Form 10-K for the year ended December 31, 2016.

Report submitted as of March 24, 2017 by:

Members of the Compensation and Management Development Committee:

Virginia P. Ruesterholz, Chair
Trevor Fetter
Thomas A. Renyi
Teresa W. Roseborough
H. Patrick Swygert

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date of this proxy statement, the Compensation and Management Development Committee consists of directors Ruesterholz (Chair), Fetter, Renyi, Roseborough and Swygert, all of whom are independent non-management directors. None of the Compensation and Management Development Committee members has served as an officer or employee of The Hartford and none of the The Hartford's executive officers has served as a member of a compensation committee or board of directors of any other entity that has an executive officer serving as a member of The Hartford's Board.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below reflects total compensation paid to or earned by each NEO.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Christopher Swift Chairman and Chief Executive Officer	2016	1,075,000	–	3,404,473	3,575,000	1,925,000	17,769	81,879	10,079,121
	2015	1,000,000	–	3,289,280	3,200,000	2,450,000	5,764	77,375	10,022,419
	2014	912,500	–	1,119,030	1,100,000	2,139,000	45,913	76,341	5,392,784
Beth Bombara Executive Vice President and Chief Financial Officer	2016	687,500	–	833,263	875,000	770,000	13,122	65,300	3,244,185
	2015	643,750	–	848,018	825,000	1,200,000	–	65,300	3,582,068
	2014	560,000	–	508,650	500,000	1,350,000	44,171	65,200	3,028,021
Douglas Elliot President of The Hartford	2016	918,750	–	2,202,194	2,312,500	1,295,000	8,490	67,368	6,804,302
	2015	900,000	–	2,261,380	2,200,000	2,000,000	3,101	67,006	7,431,487
	2014	825,000	–	1,017,300	1,000,000	1,800,000	21,126	69,297	4,732,723
Brion Johnson Chief Investment Officer and President, HIMCO and Talcott Resolution	2016	525,000	–	642,803	675,000	1,100,000	3,393	68,050	3,014,246
	2015	518,750	–	616,740	600,000	1,400,000	1,286	65,300	3,202,076
	2014	458,333	–	559,515	550,000	1,450,000	8,336	62,600	3,088,784
Robert Rupp Executive Vice President and Chief Risk Officer	2016	600,000	–	666,610	700,000	1,000,000	3,117	65,300	3,035,027
	2015	600,000	–	719,530	700,000	1,400,000	2,443	65,300	3,487,273
	2014	600,000	–	712,110	700,000	1,600,000	4,649	66,893	3,683,652

(1) This column reflects the full aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 for the fiscal years ended December 31, 2016, 2015 and 2014 for performance shares. Detail on 2016 grants is provided in the *Grants of Plan Based Awards Table* on page 46. Amounts in this column are not reduced for estimated forfeiture rates during the applicable vesting periods. Other assumptions used in the calculation of these stock award amounts are included in the Company's Annual Reports on Form 10-K for 2016 (footnote 19), 2015 (footnote 17) and 2014 (footnote 18).

In addition, performance share award amounts included in this column reflect the target award value, adjusted to reflect the probable outcome of the performance conditions and the lack of dividends. The number of shares payable under these awards will be based on the actual results as compared to pre-established performance conditions and can range from 0-200% of the target award. Performance share award amounts assuming the highest possible outcomes of performance conditions to which the awards are subject, determined at the time of grant (200% of the target award), and reflecting an adjustment for no payment of dividends on unvested performance shares, would in total be:

NEO	2016 Performance Shares (March 1, 2016 grant date)		2015 Performance Shares (March 3, 2015 grant date)		2014 Performance Shares (March 4, 2014 grant date)
Mr. Swift	$	6,739,911	$	6,067,995	$ 2,090,738
Ms. Bombara	$	1,649,599	$	1,564,400	$ 950,336
Mr. Elliot	$	4,359,731	$	4,171,707	$ 1,900,671
Mr. Johnson	$	1,272,557	$	1,137,710	$ 1,045,335
Mr. Rupp	$	1,319,729	$	1,327,393	$ 1,330,470

Under the 2010 and 2014 Incentive Stock Plans, no more than 500,000 shares in the aggregate can be earned by an individual employee with respect to RSUs and performance share awards made in a single calendar year. As a result, the number of shares ultimately distributed to an employee (or former employee) with respect to awards made in the same year will be reduced, if necessary, so that the number does not exceed this limit.

(2) This column reflects the full aggregate grant date fair value for the fiscal years ended December 31, 2016, 2015 and 2014 calculated in accordance with FASB ASC Topic 718; amounts are not reduced for forfeitures during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in the company's Annual Reports on Form 10-K for 2016 (footnote 19), 2015 (footnote 17) and 2014 (footnote 18).

(3) This column reflects cash AIP awards paid for the respective years.

(4) This column reflects the actuarial increase, if any, in the present value of the accumulated benefits of the NEOs under all pension plans established by the company. The amounts were calculated using discount rate and form of payment assumptions consistent with those used in the company's GAAP financial statements. Actuarial assumptions for 2016 are described in further detail in the footnote to the *Pension Benefits Table* on page 48. For Ms. Bombara, the change in pension value for 2015 was ($217) and therefore is not reported in this table.

(5) This column reflects amounts described in the *Summary Compensation Table—All Other Compensation*.

Summary Compensation Table - All Other Compensation

This table provides more details on the amounts presented in the "All Other Compensation" column in the *Summary Compensation Table* on page 44 for the NEOs.

Name	Year	Perquisites ($)	Contributions or other allocations to defined contribution plans ($)[1]	Total ($)
Christopher Swift	2016	16,579 [2]	65,300	81,879
Beth Bombara	2016	—	65,300	65,300
Douglas Elliot	2016	2,068 [3]	65,300	67,368
Brion Johnson	2016	2,750 [4]	65,300	68,050
Robert Rupp	2016	—	65,300	65,300

(1) This column represents company contributions under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan) and The Hartford Excess Savings Plan (the "Excess Savings Plan"), a non-qualified plan established to "mirror" the qualified plan to facilitate deferral of amounts that cannot be deferred under the 401(k) plan due to Internal Revenue Code limits. Additional information can be found under the "Excess Savings Plan" section of the *Non-Qualified Deferred Compensation Table* beginning on page 49.

(2) Perquisite amounts for Mr. Swift include expenses associated with the annual physical examination benefit, commuting costs and attendance of Mr. Swift's spouse at business functions.

(3) Perquisite amounts for Mr. Elliot include expenses associated with the attendance of Mr. Elliot's spouse at business functions.

(4) Perquisite amounts for Mr. Johnson include expenses associated with the annual physical examination benefit.

GRANTS OF PLAN BASED AWARDS TABLE

This table discloses information about equity awards granted to the NEOs in 2016 pursuant to the 2014 Incentive Stock Plan. The table also discloses potential payouts under the AIP and performance share awards. Actual AIP payouts are reported in the *Summary Compensation Table* on page 44 under the heading "Non-Equity Incentive Plan Compensation." Equity awards have been rounded to the nearest whole share or option .

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
C. Swift	2016 AIP		1,375,000	2,750,000	5,000,000							
	Stock Options	3/1/2016								294,481	43.59	3,575,000
	Performance Shares	3/1/2016				20,504	82,014	164,028				3,404,473
B. Bombara	2016 AIP		550,000	1,100,000	2,200,000							
	Stock Options	3/1/2016								72,076	43.59	875,000
	Performance Shares	3/1/2016				5,018	20,073	40,146				833,263
D. Elliot	2016 AIP		925,000	1,850,000	3,700,000							
	Stock Options	3/1/2016								190,486	43.59	2,312,500
	Performance Shares	3/1/2016				13,263	53,051	106,102				2,202,194
B. Johnson	2016 AIP		600,000	1,200,000	2,400,000							
	Stock Options	3/1/2016								55,601	43.59	675,000
	Performance Shares	3/1/2016				3,871	15,485	30,970				642,803
R. Rupp	2016 AIP		600,000	1,200,000	2,400,000							
	Stock Options	3/1/2016								57,661	43.59	700,000
	Performance Shares	3/1/2016				4,015	16,059	32,118				666,610

(1) Consistent with company practice, the NEO's threshold, target and maximum AIP award opportunities are based on salary for 2016. The "Threshold" column shows the payout amount for achieving the minimum level of performance for which an amount is payable under the AIP (no amount is payable if this level of performance is not reached). The "Maximum" column shows the maximum amount payable at 200% of target, subject to the Internal Revenue Code section 162(m) plan limit; the amount for Mr. Swift has been reduced to $5,000,000 to reflect this plan limit. To reward extraordinary performance, the Compensation Committee may, in its sole discretion, authorize individual AIP awards of up to the lower of 300% of the target annual incentive payment level or the Internal Revenue Code section 162(m) plan limit. The actual 2016 AIP award for each NEO is reported in the "Non-Equity Incentive Plan Compensation" column in the *Summary Compensation Table*.

(2) The performance shares granted to the NEOs on March 1, 2016 vest on December 31, 2018, the end of the three year performance period, based on the company's TSR performance relative to a peer group established by the Compensation Committee, and performance based on pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 35. The "Threshold" column for this grant represents 25% of target which is the payout for achieving the minimum level of performance for which an amount is payable under the program (no amount is payable if this level of performance is not reached). The "Maximum" column for this grant represents 200% of target and is the maximum amount payable. Provided certain conditions are met by Mr. Rupp, his annual performance share awards outstanding for at least one year will pro rata vest upon his termination of employment.

(3) The options granted in 2016 to purchase shares of the company's common stock vest 1/3 per year on each anniversary of the grant date and each option has an exercise price equal to the fair market value of one share of common stock on the date of grant. The value of each stock option award is $12.14 and was determined by using a lattice/Monte-Carlo based option valuation model; this value was not reduced to reflect estimated forfeitures during the vesting period. Provided certain conditions are met by Mr. Rupp, his annual option awards outstanding for at least one year will pro rata vest upon his termination of employment.

(4) The NYSE closing price per share of the company's common stock on March 1, 2016, the date of the annual LTI grants for the NEOs, was $43.59. To determine the fair value of the performance share award, the market value on the grant date is adjusted by a factor of .9523 to take into consideration that dividends are not paid on unvested performance shares, and to reflect the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

This table shows outstanding stock option awards classified as exercisable and unexercisable and the number and value of any unvested or unearned equity awards outstanding as of December 31, 2016 and valued using $47.65, the NYSE closing price per share of the company's common stock on December 30, 2016.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(#)[1]	Number of Securities Underlying Unexercised Options Unexercisable(#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Christopher Swift	3/1/2011	92,937	—	28.91	3/1/2021				
	2/28/2012	148,448	—	20.63	2/28/2022				
	3/5/2013	141,388	—	24.15	3/5/2023				
	10/30/2013					30,862	1,470,574	29,248	—
	3/4/2014	69,248	34,624	35.83	3/4/2024				
	3/3/2015	100,629	201,258	41.25	3/3/2025			77,576	3,696,496
	3/1/2016	—	294,481	43.59	3/1/2026			82,014	3,907,967
Beth Bombara	3/1/2011	13,104	—	28.91	3/1/2021				
	2/28/2012	7,198	—	20.63	2/28/2022				
	3/5/2013	51,414	—	24.15	3/5/2023				
	10/30/2013					18,517	882,335	17,549	—
	3/4/2014	31,476	15,738	35.83	3/4/2024				
	3/3/2015	25,943	51,887	41.25	3/3/2025			20,000	953,000
	3/1/2016	0	72,076	43.59	3/1/2026			20,073	956,478
Douglas Elliot	5/4/2011	81,320	—	28.05	5/4/2021				
	2/28/2012	71,457	—	20.63	2/28/2022				
	3/5/2013	128,535	—	24.15	3/5/2023				
	10/30/2013					30,862	1,470,574	29,248	—
	3/4/2014	62,952	31,477	35.83	3/4/2024				
	3/3/2015	69182	138,365	41.25	3/3/2025			53,333	2,541,317
	3/1/2016	0	190,486	43.59	3/1/2026			53,051	2,527,880
Brion Johnson	3/5/2013	57,841	—	24.15	3/5/2023				
	10/30/2013					18,517	882,335	17,549	—
	3/4/2014	34,624	17,312	35.83	3/4/2024				
	3/3/2015	18,868	37,736	41.25	3/3/2025			14,545	693,069
	3/1/2016	0	55,601	43.59	3/1/2026			15,485	737,860
Robert Rupp[5]	11/4/2011	62,230	—	17.83	11/4/2021				
	2/28/2012	54,467	—	20.63	2/28/2022				
	3/5/2013	89,974	—	24.15	3/5/2023				
	10/30/2013					18,517	882,335	17,549	—
	3/4/2014	44,066	22,034	35.83	3/4/2024				
	3/3/2015	22,012	44,026	41.25	3/3/2025			16,970	808,621
	3/1/2016	—	57,661	43.59	3/1/2026			16,059	765,211

(1) Stock options granted to the NEOs vest and become exercisable 1/3 per year on each anniversary of the grant date and generally expire on the tenth anniversary of the grant date. See "(2) Accelerated Stock Option Vesting" on page 53 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(2) This column represents unvested RSU awards (including accumulated dividend equivalents through December 31, 2016) granted as part of the special, non-annual awards on October 30, 2013 and which vest on October 30, 2018, assuming continued service through that date. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 53 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for these RSUs.

(3) The value of the performance shares granted on October 30, 2013 is $0 because the company's Compensation Core ROE performance for the 12 month period ending December 31, 2016 was below the threshold required to receive any payout; therefore, these awards were forfeited.

(4) This column represents unvested performance share awards at target. Dividends are not credited on performance shares. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 53 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for performance shares.

- Performance shares granted on March 3, 2015 vest on December 31, 2017, the end of the three year performance period based on the company's TSR performance relative to a peer group established by the

Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 35 of the 2016 proxy.
- Performance shares granted on March 1, 2016 vest on December 31, 2018, the end of the three year performance period based on the company's TSR performance relative to a peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 35 of this proxy.

(5) Provided certain conditions are met by Mr. Rupp, his annual equity awards outstanding for at least one year will pro rata vest upon his termination of employment.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information regarding option awards exercised and stock awards vested during 2016. The numbers have been rounded to the nearest whole dollar or share.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#)[2] | Value Realized on Vesting ($)[3] |
Name				
Christopher Swift			15,965	772,044
Beth Bombara			7,257	350,929
Douglas Elliot			14,513	701,858
Brion Johnson			7,982	386,010
Robert Rupp			10,159	491,301

(1) No options were exercised by the NEOs during 2016.
(2) The performance shares granted on March 4, 2014 vested on December 31, 2016 and paid out at 52% of target following the Compensation Committee's February 20, 2017 certification of company performance against two equally weighted measures:
- below threshold performance for pre-established ROE targets, and
- above target performance against the relative TSR performance objective for the three-year performance period January 1, 2014 – December 31, 2016.
(3) The taxable value of performance share awards is based on the NYSE closing price per share of the company's common stock on February 17, 2017 ($48.36), the last business date prior to the date the Compensation Committee certified the vesting percentage, which occurred on a date when the NYSE was closed.

PENSION BENEFITS TABLE

The table below shows the number of years of credited service, the actuarial present value of the accumulated pension benefit, and the actual cash balance account as of December 31, 2016 for each of the NEOs under the company's tax-qualified retirement plan (The Hartford Retirement Plan for U.S. Employees, or the "Retirement Plan") and the non-qualified retirement plan (The Hartford Excess Pension Plan II, or the "Excess Pension Plan"). While credited service was frozen as of December 31, 2012 under both Plans, service continues to be earned for vesting purposes.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Actual Cash Balance Account ($)	Payments During Last Fiscal Year ($)
Christopher Swift	Retirement Plan	2.83	62,401	67,685	—
	Excess Pension Plan	2.83	347,055	376,441	—
Beth Bombara	Retirement Plan	8.67	129,463	148,756	—
	Excess Pension Plan	8.67	160,948	184,933	—
Douglas Elliot	Retirement Plan	1.74	43,537	46,910	—
	Excess Pension Plan	1.74	153,035	164,892	—
Brion Johnson	Retirement Plan	1.24	26,897	28,917	—
	Excess Pension Plan	1.24	51,801	55,691	—
Robert Rupp	Retirement Plan	1.16	33,878	34,205	—
	Excess Pension Plan	1.16	41,823	42,226	—

(1) As of December 31, 2016, each of the NEOs was vested at 100% in his or her cash balance account.
(2) The present value of accumulated benefits under each Plan is calculated assuming that benefits commence at age 65, no pre-retirement mortality, a lump sum form of payment and the same actuarial assumptions used by the company for GAAP financial reporting purposes. Because the cash balance amounts are projected to age 65 using an assumed interest crediting rate of 3.3%

(the actual rate in effect for 2016), and the present value as of December 31, 2016 is determined using a discount rate of 4.22%, the present value amounts are lower than the actual December 31, 2016 cash balance accounts.

Cash Balance Formula

Employees hired prior to January 1, 2001 accrued benefits under a final average pay formula through December 31, 2008 and began to accrue benefits under the cash balance formula beginning January 1, 2009. None of the NEOs participate in the final average pay formula.

For employees hired on or after January 1, 2001 and before January 1, 2013, retirement benefits were accrued under a cash balance formula. Effective December 31, 2012, the cash balance formula under the Retirement Plan and the Excess Pension Plan was frozen for all Plan participants, including the NEOs. Each year, the interest credited on previously accrued amounts is equal to 3.3% or the 10 year Treasury rate determined before the start of the year, whichever is greater. As of 2016, all employees were vested in their account balances which they may elect to receive in the form of a single lump sum payment or an actuarially-equivalent form of life annuity following termination of employment.

In the event of a Change of Control, each NEO would automatically receive, in a single lump sum, the value of his or her Excess Pension Plan cash balance account as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Excess Savings Plan

NEOs, as well as other employees, may contribute to the company's Excess Savings Plan, a non-qualified plan established as a "mirror" to the company's tax-qualified 401(k) Plan (The Hartford Investment and Savings Plan). The Excess Savings Plan is intended to facilitate deferral of amounts that cannot be deferred under the 401(k) Plan for employees whose compensation exceeds the Internal Revenue Code limit for the 401(k) Plan ($265,000 in 2016). When an eligible employee's annual compensation reaches that Internal Revenue Code limit, the eligible employee can contribute up to six percent (6%) of compensation in excess of that limit to the Excess Savings Plan, up to a combined $1 million annual limit on compensation for both plans. The company makes a matching contribution to the Excess Savings Plan in an amount equal to 100% of the employee's contribution. Company contributions to the Excess Savings Plan are fully vested and plan balances are payable in a lump sum following termination of employment.

The table below shows the notional investment options available under the Excess Savings Plan during 2016 and their annual rates of return for the calendar year ended December 31, 2016, as reported by the administrator of the Excess Savings Plan. The notional investment options available under the Excess Savings Plan correspond to the investment options available to participants in the 401(k) Plan.

Excess Savings Plan Notional Investment Options

Name of Fund	Rate of Return (as of December 31, 2016)	Name of Fund	Rate of Return (as of December 31, 2016)
The Hartford Stock Fund	11.79%	Vanguard Target Retirement 2015 Trust	6.28%
ISP International Equity Fund[1]	4.98%	Vanguard Target Retirement 2020 Trust	7.03%
ISP Active Large Cap Equity Fund[2]	5.08%	Vanguard Target Retirement 2025 Trust	7.55%
ISP Small/Mid Cap Equity Fund[3]	16.33%	Vanguard Target Retirement 2030 Trust	7.93%
Hartford Index Fund	11.95%	Vanguard Target Retirement 2035 Trust	8.35%
Hartford Stable Value Fund	2.38%	Vanguard Target Retirement 2040 Trust	8.80%
Hartford Total Return Bond HLS Fund	4.49%	Vanguard Target Retirement 2045 Trust	8.94%
SSGA Real Asset Fund	14.17%	Vanguard Target Retirement 2050 Trust	8.96%
Vanguard Federal Money Market Fund	0.30%	Vanguard Target Retirement 2055 Trust	8.98%
Vanguard Target Retirement Income Trust	5.26%	Vanguard Target Retirement 2060 Trust	8.97%
Vanguard Target Retirement 2010 Trust	5.31%		

(1) The ISP International Equity Fund is a multi-fund portfolio made up of two underlying mutual funds that provides a blended rate of return. The underlying funds are the Hartford International Opportunities HLS Fund (50%) and Dodge & Cox International Stock Fund (50%).

(2) The ISP Active Large Cap Equity Fund is a multi-fund portfolio made up of two underlying funds that provides a blended rate of return. As of 12/15/2016, the underlying funds are Hartford Dividend and Growth HLS Fund (50%) and Loomis Sayles Growth Fund (50%).

(3) The ISP Small/Mid Cap Equity Fund is a multi-fund portfolio made up of four underlying funds (two mutual funds and two separate accounts managed by investment managers) that provides a blended rate of return. The underlying funds are the Hartford Small Company HLS Fund (20%), Chartwell Investment Partners Small Cap Value Fund (20%), Hartford MidCap HLS Fund (30%), and LMCG Investments Mid Cap Value Fund (30%).

Non-Qualified Deferred Compensation - Excess Savings Plan

The table below shows the NEO and company contributions, the aggregate earnings credited, and the total balance of each NEO's account under the Excess Savings Plan as of December 31, 2016.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Christopher Swift	44,100	44,100	29,898		556,428
Beth Bombara	44,100	44,100	8,412		381,024
Douglas Elliot	44,100	44,100	9,650		434,345
Brion Johnson	44,100	44,100	23,807		315,970
Robert Rupp	44,100	44,100	12,460		426,676

(1) The amounts shown reflect executive contributions into the Excess Savings Plan during 2016 with respect to annual cash incentive awards paid in 2016 in respect of performance during 2015. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* for 2015.

(2) The amounts shown reflect the company's matching contributions into the Excess Savings Plan in respect of each NEO's service in 2016. These amounts are included in the "All Other Compensation" column of the *Summary Compensation Table* on page 44.

(3) The amounts shown represent investment gains (or losses) on notional investment funds available under the Excess Savings Plan (which mirror investment options available under the 401(k) Plan). No portion of these amounts is included in the *Summary Compensation Table* on page 44 as the company does not provide above-market rates of return.

(4) The amounts shown represent the cumulative amount that has been credited to each NEO's account under the applicable plan as of December 31, 2016. The amounts reflect the sum of contributions made by each NEO and the company since the NEO first began participating in the Excess Savings Plan (including executive and company contributions reported in the Summary Compensation Tables in previous years), as well as the earnings credited on such amounts under the terms of the plan. The reported balances are not based solely on 2016 service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following section provides information concerning the value of potential payments and benefits as of December 31, 2016 that would be payable to NEOs following termination of employment under various circumstances or in the event of a Change of Control (as defined on page 54). Benefit eligibility and values as of December 31, 2016 vary based on the reason for termination.

Senior Executive Severance Pay Plan

The NEOs participate in The Hartford Senior Executive Officer Severance Pay Plan (the "Senior Executive Plan"), that provides specified payments and benefits to participants upon termination of employment as a result of severance eligible events. The Senior Executive Plan applies to the NEOs and other executives that the Executive Vice President, Human Resources (the "Plan Administrator") approves for participation. As a condition to participate in the Senior Executive Plan, the NEOs must agree to restrictive covenants as are required by the Plan Administrator. In addition to confidentiality and non-disparagement provisions that continue after termination of employment, the NEOs have agreed that, while employed and for a one-year period following a termination of employment, they are subject to non-competition and non-solicitation provisions.

If an NEO is involuntarily terminated, other than for Cause (as defined on page 54), he or she would receive:

- a lump sum severance amount equal to two times the sum of the executive's annual base salary plus the target AIP award, both determined as of the termination date, payable within 60 days of termination;

- a pro rata AIP award, in a discretionary amount, under the company's AIP for the year in which the termination occurs, payable no later than the March 15 following the calendar year of termination;

- vesting in a pro rata portion of any outstanding unvested LTI awards, other than the October 2013 special equity awards, provided that at least one full year of the performance or restriction period of an award has elapsed as of the termination date; and

- continued health coverage and outplacement services for up to twelve months following the termination date.

Treatment upon a Change of Control

If, within the two year period following a Change of Control (as defined on page 54), (1) the NEO is involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminates employment with the company for Good Reason (as defined on page 54), then the NEO would receive the same severance pay under the Senior Executive Plan as the NEO would have received in the event of involuntary termination before a Change of Control, and would be eligible for a pro rata AIP award as set forth above, except that the pro rata AIP award payable would be at least the same percentage of the target level of payout as is generally applicable to executives whose employment did not terminate. The special equity awards granted in October 2013, and any subsequent LTI awards, would not vest automatically upon a Change of Control so long as the Compensation Committee determines that, upon the Change of Control, the awards would either continue to be honored or be replaced with substantially equivalent alternative awards. If the awards were so honored or replaced, then those awards would fully vest if, within the two year period following the Change of Control, (1) the NEO was involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminated employment with the company for Good Reason.

In the event of a Change of Control, the NEO would receive a lump sum equal to the value of the NEO's cash balance formula account under the Excess Pension Plan, provided that the Change of Control also constituted a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

No gross-up would be provided in any event for any excise taxes that apply to an NEO upon a Change of Control.

Other Benefits in the Event of Death or Disability

In the event of death, an NEO would also receive a company-paid life insurance benefit in addition to whatever voluntary group term life insurance coverage is in effect. The company paid benefit would equal one times salary with a cap of $100,000, unless the employee had elected a flat amount of $50,000.

In the event of disability, the NEO would be entitled to short and long term disability benefits if he or she were disabled in accordance with the terms of the applicable plan. Upon the commencement of long term disability benefits and while in receipt of long term disability benefits, each NEO could continue to participate in company health benefit and life insurance plans for up to three years.

Eligibility for Retirement Treatment

None of the NEOs were retirement eligible at December 31, 2016.

For AIP awards, an NEO is eligible for retirement treatment if (i) the NEO is at least age 50, has at least 10 years of service and the sum of the NEO's age and service is equal to at least 70, or (ii) the NEO is at least age 65 with at least 5 years of service.

For 2016 LTI awards, an NEO will receive retirement treatment if he/she provides written notice three months in advance of his/her planned retirement date, continues to perform his/her job responsibilities satisfactorily, and meets one of the following retirement definitions as of the last date paid: (i) the NEO is at least age 55 with at least 5 years of service, and age plus service equals or exceeds 65, or (ii) as of the 2016 annual grant date of March 1, 2016, the NEO was at least age 50 with at least 10 years of service and the sum of the NEO's age and service was equal to at least 70, and the NEO had an outstanding LTI grant as of December 31, 2015.

For 2014 and 2015 LTI awards, an NEO will receive retirement treatment if as of the last date paid: (i) the NEO is at least age 50, has at least 10 years of service and the sum of the NEO's age and service is equal to at least 70, or (ii) the NEO is at least age 65 with at least 5 years of service.

Payments upon Termination or Change of Control

The table and further discussion below address benefits that would be payable to the NEOs as of December 31, 2016 as a result of their termination of employment under various circumstances or in the event of a Change of Control. The benefits discussed below are in addition to:

- the vested stock options set forth in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 47,
- the vested performance shares set forth in the *Option Exercises and Stock Vested Table* on page 48,
- the vested pension benefits set forth in the *Pension Benefits Table* on page 48, and
- the vested benefits set forth in the *Non-Qualified Deferred Compensation Table* on page 49 (benefits payable from the Excess Savings Plan).

The value of amounts shown for accelerated stock option and other LTI vesting is calculated using the NYSE closing price per share of the company's common stock on December 30, 2016 of $47.65

Payment Type	Christopher Swift	Beth Bombara	Douglas Elliot	Brion Johnson	Robert Rupp
VOLUNTARY TERMINATION OR RETIREMENT					
2016 AIP Award ($)[1]	—	—	—	—	—
Accelerated Stock Option Vesting ($)[2]	—	—	—	—	331,636
Accelerated Performance Share Vesting ($)[3]	—	—	—	—	794,183
Accelerated Other LTI Vesting ($)[3]	—	—	—	—	—
TOTAL TERMINATION BENEFITS ($)	**—**	**—**	**—**	**—**	**1,125,819**
INVOLUNTARY TERMINATION – NOT FOR CAUSE					
2016 AIP Award ($)[1]	1,925,000	770,000	1,295,000	1,100,000	1,000,000
Cash Severance ($)[4]	7,700,000	3,600,000	5,550,000	3,450,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	870,648	290,972	673,490	268,892	331,636
Accelerated Performance Share Vesting ($)[3]	3,766,923	954,144	2,536,838	708,031	794,183
Accelerated Other LTI Vesting ($)[3]	—	—	—	—	—
Benefits Continuation and Outplacement ($)[5]	37,548	28,803	33,213	37,314	33,029
TOTAL TERMINATION BENEFITS ($)	**14,300,119**	**5,643,919**	**10,088,541**	**5,564,237**	**5,758,848**
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION NOT FOR CAUSE OR TERMINATION FOR GOOD REASON					
2016 AIP Award ($)[1]	1,925,000	770,000	1,295,000	1,100,000	1,000,000
Cash Severance ($)[4]	7,700,000	3,600,000	5,550,000	3,450,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	2,892,900	810,729	2,030,967	671,878	776,312
Accelerated Performance Share Vesting ($)[3]	7,604,464	1,909,478	5,069,198	1,430,930	1,573,832
Accelerated Other LTI Vesting ($)[3]	1,470,574	882,335	1,470,574	882,335	882,335
Benefits Continuation and Outplacement ($)[5]	37,548	28,803	33,213	37,314	33,029
TOTAL TERMINATION BENEFITS ($)	**21,630,486**	**8,001,345**	**15,448,952**	**7,572,457**	**7,865,508**

(1) 2016 AIP Award

Voluntary Termination or Retirement. Generally, upon a voluntary termination of employment, the NEOs would not be eligible to receive an AIP award for 2016 unless the Compensation Committee determined otherwise. However, a retirement-eligible NEO would be entitled to receive a pro rata award for 2016 based on the portion of the year served, payable no later than the March 15 following the calendar year of termination. None of the NEOs were retirement eligible at December 31, 2016.

Involuntary Termination – Not For Cause. Each NEO would be eligible for a pro rata portion of a 2016 AIP award for the year of termination, in a discretionary amount. The amounts shown represent the actual award payable for 2016, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 44.

Involuntary Termination – Not For Cause, or a Termination For Good Reason, Within Two Years Following A Change Of Control. Each NEO would be eligible for a pro rata portion of a 2016 AIP award for the year of termination in a discretionary amount, but at least a pro rata portion commensurate with amounts received by the executives who did not terminate employment. The amounts shown represent the actual award payable for 2016, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 44.

Involuntary Termination For Cause. No AIP award would be payable.

Death or Disability. Each NEO would receive a 2016 AIP award comparable to the award that would have been paid had he or she been subject to an involuntary termination (not for Cause).

(2)   Accelerated Stock Option Vesting

Voluntary Termination or Retirement. All unvested options would be canceled, unless the Compensation Committee determined otherwise. Each NEO would be entitled to exercise stock options vested as of the date of his or her termination of employment within four months of termination of employment.

If the NEO is retirement-eligible, unvested stock options would immediately vest as long as the option had been outstanding for at least one year from the date of grant, and vested options would need to be exercised within five years of the applicable retirement date but not beyond the scheduled expiration date. None of the NEOs were retirement eligible at December 31, 2016.

Notwithstanding the general rule described above, if Mr. Rupp meets certain conditions prior to termination of employment, he will receive pro-rata treatment on outstanding awards held for at least one year from the date of grant.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata vesting of unvested stock options as long as the options had been outstanding for at least one year from the date of grant.

Change Of Control. Stock options granted in 2014, 2015 and 2016 would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the 2014, 2015 and 2016 stock option awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. Stock options, if vested upon the Change of Control, would be exercisable for the remainder of their original term. The amounts shown in the Change of Control section of the table provide the in-the-money value of accelerated stock option vesting presuming that all options were to vest upon a Change of Control on December 31, 2016 (i.e., that 2014, 2015 and 2016 option awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause).

Involuntary Termination For Cause. All unvested stock options would be canceled.

Death or Disability. All outstanding stock options would become fully vested.

(3)   Accelerated Vesting of Performance Shares and Other LTI Awards

Voluntary Termination or Retirement. Unvested performance shares and RSUs would be canceled as of the termination of employment date, unless the Compensation Committee determined otherwise. For retirement-eligible NEOs, unvested performance shares and RSUs (other than RSUs resulting from the October 2013 special equity grant) would pro-rata vest. None of the NEOs were retirement eligible as of December 31, 2016.

If Mr. Rupp meets certain conditions prior to termination of employment, he will receive pro-rata treatment on outstanding awards held for at least one year from the date of grant.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata payment of the 2015 and 2016 performance share awards at the end of the applicable performance period. The amount shown is the value the NEO would be entitled to at the end of the respective performance period for these awards to which pro rata payment applies, prorated as of December 31, 2016, based on $47.65, the closing stock price on December 30, 2016, and payout at target. RSUs resulting from the October 2013 special equity grant would be forfeited, unless the Compensation Committee determined otherwise.

Change Of Control. The RSUs resulting from the October 2013 special equity grant and the performance share awards granted in 2015 and 2016 would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the October 2013 special equity awards and the 2015 and 2016 performance share awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. The amounts shown in the Change of Control section of the table indicate the value of accelerated vesting presuming that all awards were to vest upon the Change of Control (i.e., the October 2013 special equity awards and the 2015 and 2016 performance share awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause), based on $47.65, the closing stock price on December 30, 2016, and, in the case of performance shares, a payout at target. (The Compensation Committee could determine that performance share awards would pay out at greater than the target amount).

Involuntary Termination For Cause. All unvested awards would be canceled.

Death or Disability. For awards other than the October 2013 special equity awards, a prorated portion of outstanding performance shares would be payable at the end of the applicable performance or service period. RSUs resulting from the October 2013 special equity grant would be forfeited, unless the Compensation Committee determined otherwise.

(4)   Cash Severance Payments

Voluntary Termination or Retirement, Involuntary Termination For Cause, Death or Disability. No benefits would be payable.

Involuntary Termination - Not For Cause Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would receive a severance payment calculated as a lump sum equal to two times the sum of base salary and target AIP award at the time of termination (assumed to be December 31, 2016 for this purpose).

In the event of termination after a Change of Control, if the aggregate present value of payments contingent on the Change of Control would result in payment by the NEO of an excise tax on "excess parachute payments," as described in regulations under Sections 280G and 4999 of the Internal Revenue Code, then the severance amounts shown would be reduced if, as a result, the NEO would thereby receive more on an after-tax basis than he or she would receive if the reduction in the severance amount was not made. The amounts shown assume that such reduction does not occur.

(5)   Benefits Continuation and Outplacement

Voluntary Termination or Retirement. No benefits would be payable. NEOs who terminate employment after attaining age 55 and completing 10 years of service can elect coverage under a company high deductible health plan until age 65 at their expense.

Involuntary Termination - Not For Cause Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would be provided up to one-year of health benefits at the employee cost and up to one-year of executive outplacement services.

The amounts shown represent the estimated employer cost of health coverage continuation and outplacement.

DEFINITIONS

"Cause" as used above is defined differently, depending upon whether an event occurs before or after a Change of Control.

- prior to a Change of Control, "Cause" is generally defined as termination for misconduct or other disciplinary action.
- upon the occurrence of a Change of Control, "Cause" is generally defined as the termination of the executive's employment due to: (i) a felony conviction; (ii) an act or acts of dishonesty or gross misconduct which result or are intended to result in damage to the company's business or reputation; or (iii) repeated violations by the executive of the obligations of his or her position, which violations are demonstrably willful and deliberate and which result in damage to the company's business or reputation.

"Change of Control" is generally defined as:

- the filing of a report with the SEC disclosing that a person is the beneficial owner of 40% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- a person purchases shares pursuant to a tender offer or exchange offer to acquire stock of the company (or securities convertible into stock), provided that after consummation of the offer, the person is the beneficial owner of 20% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- the consummation of a merger, consolidation, recapitalization or reorganization of the company approved by the stockholders of the company, other than in a transaction immediately following which the persons who were the beneficial owners of the outstanding securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by the securities of the entity surviving such transaction entitled to vote in the election of directors of such entity in substantially the same relative proportions as their ownership of the securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction;
- the consummation of a sale, lease, exchange or other transfer of all or substantially all the assets of the company approved by the stockholders of the company; or
- within any 24 month period, the persons who were directors of the company immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the company, provided that any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director (A) was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this clause, and (B) was not designated by a person who has entered into an agreement with the company to effect a merger or sale transaction described above.

"Good Reason" is generally defined as:

- the assignment of duties inconsistent in any material adverse respect with the executive's position, duties, authority or responsibilities, or any other material adverse change in position, including titles, authority or responsibilities;
- a material reduction in base pay or target AIP award;
- being based at any office or location more than 50 miles from the location at which services were performed immediately prior to the Change of Control (provided that such change of office or location also entails a substantially longer commute);
- a failure by the company to obtain the assumption and agreement to perform the provisions of the Senior Executive Plan by a successor; or
- a termination asserted by the company to be for cause that is subsequently determined not to constitute a termination for Cause.

ITEM 3

ADVISORY APPROVAL OF 2016 COMPENSATION OF NAMED EXECUTIVE OFFICERS

☑ **The Board recommends that shareholders vote "FOR" the below resolution to approve our compensation of named executive officers as disclosed in the *Compensation Discussion and Analysis*, the compensation tables and the narrative discussion contained in this proxy statement.**

Section 14A of the Securities Exchange Act of 1934, as amended, provides our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC. We currently intend to hold these votes on an annual basis.

As described in detail in the *Compensation Discussion and Analysis* beginning on page 30, our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this proxy statement. You have the opportunity to vote for, against or abstain from voting on the following resolution relating to executive compensation:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

Because the required vote is advisory, it will not be binding upon the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

INFORMATION ON STOCK OWNERSHIP

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of March 20, 2017: (1) the number of shares of our common stock beneficially owned by each director, director nominee, and NEO, and (2) the aggregate number of shares of common stock and common stock-based equity (including RSUs, performance shares granted at target and stock options that will not vest or become exercisable within 60 days, as applicable) held by all directors, director nominees, and Section 16 executive officers as a group.

Neither the common stock beneficially owned by the directors and director nominees individually, nor the common stock beneficially owned by all directors, director nominees, and Section 16 executive officers as a group, exceeds 1% of the total outstanding shares of our common stock as of March 20, 2017.

Name of Beneficial Owner	Common Stock[1]	Total[2]
Robert B. Allardice, III	36,620	36,620
Beth Bombara	218,835	440,086
Douglas Elliot	678,177	1,264,820
Trevor Fetter	60,772	60,772
Brion Johnson	209,836	390,332
Kathryn A. Mikells	60,084	60,084
Michael G. Morris	72,875	72,875
Thomas A. Renyi	59,861	59,861
Julie G. Richardson[3]	26,517	26,517
Teresa W. Roseborough	9,793	9,793
Virginia P. Ruesterholz	22,367	22,367
Robert Rupp[4]	524,542	557,100
Charles B. Strauss	59,604	59604
Christopher J. Swift[5]	919,553	1,786,715
H. Patrick Swygert	42,252	42,252
All directors, director nominees and Section 16 executive officers as a group (22 persons)	3,235,099	5,574,373

(1) All shares of common stock are owned directly except as otherwise indicated below. Pursuant to SEC regulations, shares of common stock beneficially owned include shares of common stock that, as of March 20, 2017: (i) may be acquired by directors and Section 16 executive officers upon the vesting or distribution of stock-settled RSUs or the exercise of stock options exercisable within 60 days after March 20, 2017, (ii) are allocated to the accounts of Section 16 executive officers under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan), (iii) are held by Section 16 executive officers under The Hartford Employee Stock Purchase Plan and by Mr. Swygert under the Dividend Reinvestment and Cash Payment Plan, or (iv) are owned by a director's or a Section 16 executive officer's spouse or minor child. Of the number of shares of common stock shown above, the following shares may be acquired upon exercise of stock options as of March 20, 2017 or within 60 days thereafter by: Ms. Bombara, 194,841 shares; Mr. Elliot, 577,600 shares; Mr. Johnson, 166,046 shares; Mr. Rupp, 453,013 shares; Mr. Swift, 786,063 shares; and all Section 16 executive officers as a group, 2,319,273 shares.

(2) This column shows the individual's total stock-based holdings in the company, including the securities shown in the "Common Stock" column (as described in footnote 1), plus RSUs, performance shares (at target) and stock options that may vest or become exercisable more than 60 days after March 20, 2017.

(3) The amount shown includes 1,500 shares of common stock held by three separate trusts for which Ms. Richardson serves as co-trustee.

(4) The amount shown for Mr. Rupp includes 33,396 shares that would vest and 180,242 options that would vest and become exercisable if Mr. Rupp retired within 60 days after March 20, 2017.

(5) The amount shown includes 3,750 shares of common stock held by Mr. Swift's spouse and 69,050 held by two trusts for which Mr. Swift or his spouse serves as trustee.

CERTAIN SHAREHOLDERS

The following table shows those persons known to the company as of February 15, 2017 to be the beneficial owners of more than 5% of our common stock. In furnishing the information below, we have relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	35,181,803[2]	9.31%
JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017	29,823,254[3]	7.8%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	28,095,188[4]	7.4%
State Street Corporation One Lincoln Street Boston, MA 02111	25,134,073[5]	6.65%

(1) The percentages contained in this column are based solely on information provided in Schedules 13G or 13G/A filed with the SEC by each of the beneficial owners listed above regarding their respective holdings of our common stock as of December 31, 2016.

(2) This information is based solely on information contained in a Schedule 13G/A filed on February 13, 2017 by The Vanguard Group to report that it was the beneficial owner of 35,181,803 shares of our common stock as of December 31, 2016. Vanguard has (i) the sole power to vote or to direct the vote with respect to 599,737 of such shares, (ii) shared power to vote or to direct the vote with respect to 74,511 of such shares, (iii) the sole power to dispose or direct the disposition with respect to 34,508,804 of such shares and (iv) the shared power to dispose or direct the disposition of 672,999 of such shares.

(3) This information is based solely on information contained in a Schedule 13G filed on January 23, 2017 by JPMorgan Chase & Co. to report that it was the beneficial owner of 29,823,254 shares of our common stock as of December 31, 2016. JPMorgan has (i) sole power to vote or to direct the vote with respect to 27,395,655 of such shares; (ii) shared power to vote or to direct the vote of 46,884 of such shares; (iii) sole power to dispose or to direct the disposition of 29,602,869 of such shares; and (iv) shared power to dispose or to direct the disposition of 216,563 of such shares.

(4) This information is based solely on information contained in a Schedule 13G/A filed on January 24, 2017 by BlackRock, Inc. to report that it was the beneficial owner of 28,095,188 shares of our common stock as of December 31, 2016. BlackRock has (i) sole power to vote or to direct the vote with respect to 24,036,799 of such shares; and (ii) sole power to dispose or direct the disposition of 28,095,188 of such shares.

(5) This information is based solely on information contained in a Schedule 13G filed on February 9, 2017 by State Street Corporation to report that it was the beneficial owner of 25,134,073 shares of our common stock as of December 31, 2016. State Street has (i) the shared power to vote or to direct the vote with respect to 25,134,073 of such shares and (ii) shared power to dispose or direct the disposition of 25,134,073 of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and designated Section 16 executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Section 16 executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of filings with the SEC and written representations from our directors and Section 16 executive officers that no other reports were required, we believe that all Section 16(a) reports were filed timely in 2016.

INFORMATION ABOUT THE HARTFORD'S ANNUAL MEETING OF SHAREHOLDERS

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker. You may also call (800) 542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of copies of the Notice of 2017 Annual Meeting of Shareholders, Proxy Statement and 2016 Annual Report by writing to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

FREQUENTLY ASKED QUESTIONS

The Board of Directors of The Hartford is soliciting shareholders' proxies in connection with the 2017 Annual Meeting of Shareholders, and at any adjournment or postponement thereof. The mailing to shareholders of the notice of Internet availability of proxy materials took place on or about April 6, 2017.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: Instead of mailing a printed copy of our proxy materials to each shareholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the notice for requesting those materials.

Q: How are shares voted if additional matters are presented at the Annual Meeting?

A: Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Vice President and Corporate Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with Delaware law and our By-laws.

Q: Who may vote at the Annual Meeting?

A: Holders of our common stock at the close of business on March 20, 2017 (the "Record Date") may vote at the Annual Meeting. On the Record Date, we had 370,250,451 shares of common stock outstanding and entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock you hold on all matters presented at the Annual Meeting.

Participants in The Hartford Investment and Savings Plan ("ISP") and The Hartford Deferred Restricted Stock Unit Plan ("Bonus Swap Plan") may instruct plan trustees as to how to vote their shares using the methods described on page 59. The trustees of the ISP and the Bonus Swap Plan will vote shares for which they have not received direction in accordance with the terms of the ISP and the Bonus Swap Plan, respectively.

Participants in The Hartford's Employee Stock Purchase Plan ("ESPP") may vote their shares using the voting methods described on page 59.

Q: What vote is required to approve each proposal?

A:

Proposal		Voting Standard
1	Election of Directors	➡ A director will be elected if the number of shares voted "for" that director exceeds the number of votes "against" that director
2	To ratify the appointment of our independent registered public accounting firm	➡ An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote
3	To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	➡ An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

Q: What is the difference between a "shareholder of record" and a "street name" holder?

A: These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computershare, our transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian on your behalf, you are a "street name" holder.

Q: How do I vote my shares?

A: Subject to the limitations described below, you may vote by proxy:


By internet



Visit 24/7
www.proxyvote.com

By telephone

Dial toll-free 24/7
1-800-690-6903

By mailing your Proxy Card



Cast your ballot, sign your proxy card and send by mail

In person

Shareholders of record may join us in person at the Annual Meeting


When voting on any proposal you may vote "for" or "against" the item or you may abstain from voting.

Voting Through the Internet or by Telephone. Whether you hold your shares directly as the shareholder of record or beneficially in "street name," you may direct your vote by proxy without attending the Annual Meeting. You can vote by proxy using the Internet or a telephone by following the instructions provided in the notice you received.

Voting by Proxy Card or Voting Instruction Form. Each shareholder, including any employee of The Hartford who owns common stock through the ISP, the Bonus Swap Plan or the ESPP, may vote by using the proxy card(s) or voting instruction form(s) provided to him or her. When you return a proxy card or voting instruction form that is properly completed and signed, the shares of common stock represented by that card will be voted as you specified.

Q: Can I vote my shares in person at the Annual Meeting?

A: If you are a shareholder of record, you may vote your shares in person at the Annual Meeting. If you hold your shares in "street name," you must obtain a legal proxy from your broker, banker, trustee or nominee giving you the right to vote your shares at the Annual Meeting.

Q: Can my shares be voted even if I abstain or don't vote by proxy or attend the Annual Meeting?

A: If you cast a vote of "abstention" on a proposal, your shares cannot be voted otherwise unless you change your vote (see below). Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote against Proposal #2 and Proposal #3. Note, however, that abstentions will have no effect on Proposal #1, since only votes "for" or "against" a director nominee will be considered in determining the outcome.

Abstentions are included in the determination of shares present for quorum purposes.

If you don't vote your shares held in "street name," your broker can vote your shares in its discretion on matters that the NYSE has ruled discretionary. The ratification of Deloitte & Touche LLP as independent registered public accounting firm is a discretionary item under the NYSE rules. If no contrary direction is given, your shares will be voted on this matter by your broker in its discretion. The NYSE deems the election of directors, the implementation of equity compensation plans and matters relating to executive compensation as non-discretionary matters in which brokers may not vote shares held by a beneficial owner without instructions from such beneficial owner. Accordingly, brokers will not be able to vote your shares for the election of directors, or the advisory vote on compensation of our named executive officers, if you fail to provide specific instructions. If you do not provide instructions, a "broker non-vote" results, and the underlying shares will not be considered voting power present at the Annual Meeting. Therefore, these shares will not be counted in the vote on those matters.

If you do not vote shares for which you are the shareholder of record, your shares will not be voted.

Q: What constitutes a quorum, and why is a quorum required?

A: A quorum is required for our shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Abstentions and proxies submitted by brokers (even with limited voting power such as for discretionary matters only) will be considered "present" at the Annual Meeting and counted in determining whether there is a quorum present.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised by:

1. entering a new vote using the Internet or a telephone;
2. giving written notice of revocation to our Corporate Secretary;
3. submitting a subsequently dated and properly completed proxy card; or
4. attending the Annual Meeting and revoking your proxy (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you hold shares in "street name," you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your proxy in person at the Annual Meeting if you obtain a legal proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Q: How can I submit a proposal for inclusion in the 2018 proxy statement?

A: We must receive proposals submitted by shareholders for inclusion in the 2018 proxy statement relating to the 2018 Annual Meeting no later than the close of business on December 7, 2017. Any proposal received after that date will not be included in our proxy materials for 2018. In addition, all proposals for inclusion in the 2018 proxy statement must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. No proposal may be presented at the 2018 Annual Meeting unless we receive notice of the proposal by Friday, February 16, 2018. Proposals should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. All proposals must comply with the requirements set forth in our By-laws, a copy of which may be obtained from our Corporate Secretary or on the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com.

Q: How may I obtain other information about The Hartford?

A: General information about The Hartford is available on our website at www.thehartford.com. You may view the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com for the following information, which is also available in print without charge to any shareholder who requests it in writing:

SEC Filings	➡	Copies of this proxy statement
		Annual Report on Form 10-K for the fiscal year ended December 31, 2016
		Other filings we have made with the SEC

Governance Documents	➡	Articles of Incorporation
		By-laws
		Corporate Governance Guidelines (including guidelines for determining director independence and qualifications)
		Charters of the Board's committees
		Code of Ethics and Business Conduct
		Code of Ethics and Business Conduct for Members of the Board of Directors
		Code of Ethics and Political Compliance

Written requests for print copies of any of the above-listed documents should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

For further information, you may also contact our Investor Relations Department at the following address: The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155, or call (860) 547-2537.

OTHER INFORMATION

As of the date of this proxy statement, the Board of Directors has no knowledge of any business that will be properly presented for consideration at the Annual Meeting other than that described above. As to other business, if any, that may properly come before the Annual Meeting, the proxies will vote in accordance with their judgment.

Present and former directors and present and former officers and other employees of the company may solicit proxies by telephone, telegram or mail, or by meetings with shareholders or their representatives. The company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. The company has engaged Morrow Sodali LLC to solicit proxies for the Annual Meeting for a fee of $13,000, plus the payment of Morrow's out-of-pocket expenses. The company will bear all expenses relating to the solicitation of proxies.

The proxy materials are available to you via the Internet. Shareholders who access the company's materials this way get the information they need electronically, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts. The notice of Internet availability contains instructions as to how to access and review these materials. You may also refer to the notice for instructions regarding how to request paper copies of these materials.

We hereby incorporate by reference into this proxy statement "Item 10: Directors and Executive Officers of the Registrant" and "Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

By order of the Board of Directors,

Donald C. Hunt

Vice President and Corporate Secretary

Dated: April 6, 2017

SHAREHOLDERS ARE URGED TO VOTE BY PROXY, WHETHER OR NOT THEY EXPECT TO ATTEND THE ANNUAL MEETING. A SHAREHOLDER MAY REVOKE HIS OR HER PROXY AND VOTE IN PERSON IF HE OR SHE ATTENDS THE ANNUAL MEETING (STREET HOLDERS MUST OBTAIN A LEGAL PROXY FROM THEIR BROKER, BANKER OR TRUSTEE TO VOTE IN PERSON AT THE ANNUAL MEETING).

APPENDIX A: RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). However, management believes that certain non-GAAP financial measures assist users in analyzing the company's operating performance. Management and the Compensation Committee also utilize these non-GAAP financial measures in making financial, operating and planning decisions and in evaluation of performance. Because non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited, they should be viewed in addition to, and not as an alternative for, the company's reported results prepared in accordance with GAAP.

Core Earnings: The Hartford uses the non-GAAP measure core earnings as an important measure of the company's operating performance. The Hartford believes core earnings provides investors with a valuable measure of the performance of the company's ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain realized capital gains and losses, certain restructuring and other costs, pension settlements, loss on extinguishment of debt, gains and losses from reinsurance transactions, income tax benefit from reduction in deferred income tax valuation allowance, discontinued operations, and the impact of Unlocks to deferred policy acquisition costs ("DAC"), sales inducement assets, unearned revenue reserves and death and other insurance benefit reserve balances. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses (net of tax and the effects of DAC) that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized capital gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income. Net income (loss) is the most directly comparable U.S. GAAP measure. Core earnings should not be considered as a substitute for net income (loss) and does not reflect the overall profitability of the company's business. Therefore, The Hartford believes that it is useful for investors to evaluate both net income (loss) and core earnings when reviewing the company's performance. Below is a reconciliation of net income (loss) to core earnings for the year ended Dec. 31, 2016.

Compensation Core Earnings: As discussed under "Annual Incentive Plan Awards" on page 34, at the beginning of each year, the Compensation Committee approves a definition of "Compensation Core Earnings," a non-GAAP financial measure. Compensation Core Earnings is used to set AIP award targets and threshold levels below which no AIP award is earned. Below is the Compensation Committee's 2016 definition of "Compensation Core Earnings" and a reconciliation of this non-GAAP financial measure to 2016 GAAP net income.

	($ in millions)
2016 GAAP Net Income	$ 896
Less adjustments:	
Net realized capital gains (losses), after-tax and deferred acquisition costs ("DAC"), except for those net realized capital gains (losses) resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (which are net realized capital gains (losses) directly related to offsetting items included in the income statement, such as net investment income)	(93)
The impact of the unlocks to deferred policy acquisition costs, sales inducement assets and death and other insurance benefit reserve balances, after-tax	(1)
Restructuring and other costs, after-tax	—
Income tax benefit from reduction in valuation allowance	78
Income (losses) from discontinued operations, after-tax	—
Loss on extinguishment of debt, after-tax	—
Gain (loss) on reinsurance transactions, after-tax	(423)
= Core Earnings[1]	$ 1,335
Adjusted for after-tax:	
Income (losses) associated with the cumulative effect of accounting changes	—
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses, that are (below) or above the 2016 catastrophe budget	1
Entire amount of a (gain) or loss (or such percentage of a gain or loss as determined by the Compensation Committee) associated with any other unusual or non-recurring item, including but not limited to reserve development, significant policyholder behavior changes or transactions in Talcott Resolution, litigation and regulatory settlement charges and prior year non-recurring tax benefits or charges[2]	160
= Compensation Core Earnings	$ 1,496

(1)   As reported in the company's Investor Financial Supplement for the year ended December 31, 2016 furnished to the SEC.
(2)   Includes $174 of prior accident year reserve development associated with asbestos and environmental reserves.

Core Earnings Margin: The Hartford uses the non-GAAP measure core earnings margin to evaluate the Group Benefits segment, and believes it is an important metric of the segment's operating performance. Core earnings margin is calculated by dividing core earnings by revenues, excluding buyouts and realized capital gains (losses). Net income margin is the most directly comparable U.S. GAAP measure. The company believes that core earnings margin provides investors with a valuable measure of the performance of Group Benefits because it reveals trends in the business that may be obscured by the effect of buyouts and realized gains (losses). Core earnings margin should not be considered as a substitute for net income margin and does not reflect the overall profitability of Group Benefits. Therefore, the company believes it is important for investors to evaluate both core earnings margin and net income margin when reviewing performance. A reconciliation of net income margin to core earnings margin for the year ended Dec. 31, 2016 is set forth below.

	Year Ended Dec. 31, 2016
Net income margin	6.3%
Less: Effect of net realized capital gains, net of tax on after-tax margin	0.6%
= **Core earnings margin**	**5.7%**

Core Earnings Return on Equity: The company provides different measures of the return on stockholders' equity ("ROE"). Net income ROE is calculated by dividing (a) net income for the prior four fiscal quarters by (b) average common stockholders' equity, including accumulated other comprehensive income ("AOCI"). Core earnings ROE is calculated based on non-GAAP financial measures. Core earnings ROE is calculated by dividing (a) core earnings for the prior four fiscal quarters by (b) average common stockholders' equity, excluding AOCI. Net income ROE is the most directly comparable U.S. GAAP measure. The company excludes AOCI in the calculation of core earnings ROE to provide investors with a measure of how effectively the company is investing the portion of the company's net worth that is primarily attributable to the company's business operations. The company provides to investors return-on-equity measures based on its non-GAAP core earnings financial measure for the reasons set forth in the related discussion above.
A reconciliation of net income ROE to core earnings ROE is set forth below.

	Last Twelve Months Ended Dec. 31, 2016
Net Income ROE	**5.2%**
Less: Unlock benefit (charge), before tax	—
Less: Net realized capital gains (losses) including DAC, excluded from core earnings, before tax	(1.5)
Less: Restructuring and other costs, before tax	—
Less: Loss on extinguishment of debt, before tax	—
Less: (Loss) gain on reinsurance transactions, before tax	(3.8)
Less: Pension settlement, before tax	—
Less: Income tax benefit on items not included in core earnings	2.7
Less: Income from discontinued operations, after-tax	—
Less: Impact of AOCI, excluded from denominator of Core ROE	0.2
= **Core Earnings ROE**	**7.6%**

Compensation Core ROE: As discussed under "Long-Term Incentive Awards" on page 35, Compensation Core ROE is used to set performance share targets and threshold levels below which there is no payout. The adjustments described in the left hand column of the table below constitute the Compensation Committee's 2016 definition of "Compensation Core ROE." A reconciliation of Compensation Core ROE to GAAP net income ROE for the 2016 performance share awards will not be available until the end of the performance period in 2018. Reconciliations to GAAP net income for 2014 and October 2013 performance share awards are provided in the columns on the right, with any variations from the 2016 definition explained in the notes below the table.

	2014 Performance Shares	October 2013 Performance Shares
GAAP Net Income	$ 896	$ 896
Less adjustments:		
Net realized capital gains (losses), after-tax and deferred acquisition costs ("DAC"), except for those net realized capital gains (losses) resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (which are net realized capital gains (losses) directly related to offsetting items included in the income statement, such as net investment income)	(93)	(93)
The impact of the unlocks to deferred policy acquisition costs, sales inducement assets and death and other insurance benefit reserve balances, after-tax	(1)	(1)
Restructuring costs, after-tax	—	—
Income tax benefit from reduction in valuation allowance	78	78
Income (losses) from discontinued operations, after-tax	—	—
Loss on extinguishment of debt, after-tax	—	—
Gain (loss) on reinsurance transactions, after-tax	(423)	(423)
= Core Earnings	$ 1,335	$ 1,335
Adjusted for after-tax:		
Income (losses) associated with the cumulative effect of accounting changes	—	—
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses that are (below) or above the catastrophe budget.[1]	(3)	(6)
Prior accident year reserve development associated with asbestos and environmental reserves	174	174
Entire amount of a (gain) loss associated with litigation and regulatory settlement charges and/or with prior/current year non-recurring tax benefits or charges.	(14)	(14)
= Compensation Core Earnings	$ 1,492	$ 1,489
Divided by the 12-month average equity, excluding accumulated other comprehensive income[2]	$ 17,606	$ 17,606
= Compensation Core ROE	8.5%	8.5%

(1) For purposes of 2016 performance share awards, the catastrophe budget for each year of the performance period will initially be based on the multi-year outlook prepared as of February, 2016. The catastrophe budget will be adjusted only for changes in exposures between what is assumed in the multi-year outlook versus exposures as the book is actually constituted in each respective year; and for tornado/hail catastrophes per exposure using the 8-year average of prior actual experience for 2016, 9-year average for 2017 and 10-year average for 2018. For purposes of 2014 and October 2013 performance share awards, the 2016 catastrophe budget is determined as of December 2013 and October 2013, respectively, as adjusted for changes in exposures and for tornado/hail catastrophes per exposure equal to an 8-year average based on 2008 to 2015 actual experience.

(2) For purposes of 2016 performance share awards, takes the average of, for each of the respective 2016, 2017, and 2018 years, "Compensation Core Earnings" as defined above, divided by the 12-month average equity, excluding accumulated other comprehensive income, for the applicable year. For purposes of 2014 and October 2013 performance share awards, takes the 12-month average equity, excluding accumulated other comprehensive income, for the year ending December 31, 2016.



THE HARTFORD

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
ONE HARTFORD PLAZA
MAILSTOP# H0-1-09 HARTFORD PLAZA
HARTFORD, CT 06155

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time on May 16, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time on May 16, 2017. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E06600-P73626-Z67212   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

The Board of Directors recommends you vote "FOR" all nominees for election as directors:

1. Election of Directors

		For	Against	Abstain
1a.	Robert B. Allardice, III	o	o	o
1b.	Trevor Fetter	o	o	o
1c.	Kathryn A. Mikells	o	o	o
1d.	Michael G. Morris	o	o	o
1e.	Thomas A. Renyi	o	o	o
1f.	Julie G. Richardson	o	o	o
1g.	Teresa W. Roseborough	o	o	o
1h.	Virginia P. Ruesterholz	o	o	o
1i.	Charles B. Strauss	o	o	o
1j.	Christopher J. Swift	o	o	o
1k.	H. Patrick Swygert	o	o	o

The Board of Directors recommends you vote "FOR" proposals 2 and 3.

		For	Against	Abstain
2.	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017	o	o	o
3.	Management proposal to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement	o	o	o

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address changes and/or comments, mark here. (see reverse for instructions) ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date



The Hartford Financial Services Group, Inc.
2017 Annual Meeting of Shareholders

May 17, 2017 at 12:30 P.M.

The Hartford Financial Services Group, Inc.
Wallace Stevens Theater
One Hartford Plaza
Hartford, CT 06155

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
Notice of 2017 Annual Meeting of Shareholders, Proxy Statement and 2016 Annual Report are available at www.proxyvote.com.

- -

E06601-P73626-Z67212

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Annual Meeting of Shareholders
May 17, 2017 12:30 P.M.

This proxy is solicited by the Board of Directors

The undersigned hereby appoints David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Vice President and Corporate Secretary, and each of them, as proxies of the undersigned, each with power to appoint his or her substitute, and hereby authorizes each or any of them to vote, as designated on the reverse side of this proxy, all shares of common stock of The Hartford Financial Services Group, Inc. (the "Company") held of record, and all shares held in the Company's Dividend Reinvestment and Cash Payment Plan, the Hartford Investment and Savings Plan ("ISP") and the Hartford Deferred Restricted Stock Unit Plan ("Stock Unit Plan"), which the undersigned is entitled to vote if personally present at the Annual Meeting of Shareholders of the Company to be held at 12:30 P.M. E.D.T. on May 17, 2017, at the Wallace Stevens Theater at the Company's Home Office, One Hartford Plaza, Hartford, CT 06155, and at any adjournments or postponements thereof, and confers discretionary authority upon each such proxy to vote upon any other matter properly brought before the meeting.

If you own additional shares of common stock in a "street name" capacity (i.e. through a broker, nominee or some other agency that holds common stock for your account), including shares held in the Company's Employee Stock Purchase Plan, those shares are represented by a separate proxy provided by your broker or other nominee.

Shares of common stock for the accounts of Company employees who participate in the ISP and the Stock Unit Plan are held of record and are voted by the respective trustees of these plans. This card provides instructions to plan trustees for voting plan shares. To allow sufficient time for the trustees to tabulate the vote of plan shares, you must vote by telephone or online or return this proxy so that it is received by 5:00 p.m. E.D.T. on May 15, 2017.

Please specify your choices by marking the appropriate boxes on the reverse side of this Proxy. The shares represented by this Proxy will be voted as you designate on the reverse side. **IF NO DESIGNATION IS MADE, THE SHARES WILL BE VOTED AS THE BOARD OF DIRECTORS RECOMMENDS: "FOR" THE ELECTION OF DIRECTOR NOMINEES NAMED IN ITEM 1, AND "FOR" ITEMS 2 AND 3.** Please sign, date, and return this Proxy, or vote by telephone or through the Internet.

Address change/comments:

(If you noted any Address Changes and/or Comments above, please mark the corresponding box on the reverse side.)

Continued and to be signed on reverse side

*** Exercise Your *Right* to Vote ***
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 17, 2017.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.



THE HARTFORD

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
ONE HARTFORD PLAZA
MAILSTOP# H0-1-09 HARTFORD PLAZA
HARTFORD, CT 06155

Meeting Information

Meeting Type: Annual Meeting
For holders as of: March 20, 2017
Date: **May 17, 2017** **Time:** 12:30 PM EDT
Location: The Hartford Financial Services Group, Inc.
Wallace Stevens Theater
One Hartford Plaza
Hartford, CT 06155

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

– Before You Vote –
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

Notice of 2017 Annual Meeting of Shareholders, Proxy Statement and 2016 Annual Report

How to View Online:

Have the information that is printed in the box marked by the arrow ⬚ | XXXX XXXX XXXX XXXX | (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

         1) *BY INTERNET*:   www.proxyvote.com

         2) *BY TELEPHONE*:   1-800-579-1639

         3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked

by the arrow ⬚ | XXXX XXXX XXXX XXXX | (located on the following page) in the subject line. Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor.

Please make requests for paper or e-mail copies using any of the methods above on or before May 3, 2017 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked

by the arrow ➜ | XXXX XXXX XXXX XXXX | (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

**The Board of Directors recommends you vote
FOR all nominees for election as directors:**

1.   Election of Directors

      1a.   Robert B. Allardice, III

      1b.   Trevor Fetter

      1c.   Kathryn A. Mikells

      1d.   Michael G. Morris

      1e.   Thomas A. Renyi

      1f.   Julie G. Richardson

      1g.   Teresa W. Roseborough

      1h.   Virginia P. Ruesterholz

      1i.   Charles B. Strauss

      1j.   Christopher J. Swift

      1k.   H. Patrick Swygert

The Board of Directors recommends you vote FOR proposals 2 and 3.

2.   Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017

3.   Management proposal to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.